SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 23, 2024

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, January 23, 2024 regarding “Fourth quarter and full-year report 2023”.

Fourth quarter and full-year report 2023

Stockholm, Jan 23, 2024

Fourth quarter highlights – Solid EBITA and cash flow in a challenged market

•	Sales declined organically[1] by -17% YoY, driven by a -23% decline in Networks. Reported sales were down by -16% to SEK 71.9 b.

•

Gross income excluding restructuring charges decreased to SEK 29.6 (35.7) b. Gross margin excluding restructuring charges was 41.1% (41.5%). Adjusted for the retroactive element in IPR revenues in Q4 2022 the gross margin increased YoY.

•	Reported gross income was SEK 28.6 (35.6) b. with a gross margin of 39.8% (41.4%).

•	EBITA excluding restructuring charges amounted to SEK 8.2 (9.3) b. with an EBITA margin of 11.4% (10.8%).

•	EBIT excluding restructuring charges amounted to SEK 7.4 (8.1) b. with an EBIT margin of 10.3% (9.4%).

•	Free cash flow before M&A was SEK 12.5 (16.9) b. Q4 2022 was positively impacted by retroactive IPR payments.

Full-year highlights

•	Sales declined organically[1] by -10%, impacted by a -15% decrease in Networks, partly offset by an 11% growth in Enterprise. Reported sales were SEK 263.4 (271.5) b.

•

Gross income excluding restructuring charges was SEK 104.4 (113.5) b., mainly related to Networks. Gross margin excluding restructuring charges was 39.6% (41.8%). Reported gross income was SEK 101.6 (113.3) b. with a gross margin of 38.6% (41.7%).

•	EBITA excluding restructuring charges was SEK 21.4 (29.5) b. with a margin of 8.1% (10.9%). EBITA was SEK 14.9 (29.1) b. with a margin of 5.7% (10.7%).

•	Reported EBIT was SEK -20.3 (27.0) b. impacted by SEK -31.9 b. of goodwill impairment recorded in Q3 related to Vonage.

•	Net income (loss) was SEK -26.1 (19.1) b. EPS diluted was SEK -7.94 (5.62). Net income (loss) was impacted by SEK -31.9 b. of goodwill impairment and SEK -6.5 (-0.4) b. of restructuring charges.

•	Free cash flow before M&A amounted to SEK -1.1 (22.2) b. Net cash was SEK 7.8 (23.3) b. at year-end 2023.

•	A dividend for 2023 of SEK 2.70 (2.70) per share will be proposed to the AGM by the Board of Directors.

SEK b.	Q4 2023	Q4 2022	YoY change	Q3 2023	QoQ change	Jan-Dec 2023	Jan-Dec 2022	YoY change
Net sales	71.9	86.0	-16%	64.5	11%	263.4	271.5	-3%
Sales growth adj. for comparable units and currency ²	—	—	-17%	—	—	—	—	-10%
Gross margin ²	39.8%	41.4%	—	38.4%	—	38.6%	41.7%	—
EBIT (loss)	5.8	7.9	-26%	-28.9	—	-20.3	27.0	—
EBIT margin ²	8.1%	9.1%	—	-44.8%	—	-7.7%	10.0%	—
EBITA ²	6.7	9.0	-26%	3.8	75%	14.9	29.1	-49%
EBITA margin ²	9.3%	10.5%	—	5.9%	—	5.7%	10.7%	—
Net income (loss)	3.4	6.2	-45%	-30.5	—	-26.1	19.1	—
EPS diluted, SEK	1.02	1.82	-44%	-9.21	—	-7.94	5.62	—
Measures excl. restructuring charges ²
Gross margin excluding restructuring charges	41.1%	41.5%	—	39.2%	—	39.6%	41.8%	—
EBIT (loss) excluding restructuring charges	7.4	8.1	-9%	-28.0	—	-13.8	27.4	—
EBIT margin excluding restructuring charges	10.3%	9.4%	—	-43.5%	—	-5.2%	10.1%	—
EBIT excluding restructuring and good will impairments	7.4	8.1	-9%	3.9	90%	18.1	27.4	-34%
EBIT margin excluding restructuring and good will impairments	10.3%	9.4%	—	6.0%	—	6.9%	10.1%	—
EBITA excluding restructuring charges	8.2	9.3	-11%	4.7	74%	21.4	29.5	-27%
EBITA margin excluding restructuring charges	11.4%	10.8%	—	7.3%	—	8.1%	10.9%	—
Free cash flow before M&A	12.5	16.9	-26%	-0.5	—	-1.1	22.2	—
Net cash, end of period	7.8	23.3	-66%	1.6	386%	7.8	23.3	-66%

[1]	Sales adjusted for comparable units and currency
[2]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements

1 Ericsson | Fourth quarter and full-year report 2023

CEO comments

In 2023, we continued to execute on our strategy to strengthen our leadership in mobile networks, grow our enterprise business and drive cultural transformation. We concluded 2023 with a Q4 EBITA margin2 of 11.4% and a historic 5-year USD 14 b. contract. Despite headwinds and a very weak mobile networks market, we were able to generate a full-year EBITA2 of SEK 21.4 b. While the actions we have taken to improve performance are paying off, we are not satisfied with our profitability and there is more work to do. As we look to 2024, we expect the market outside China to further decline, with similar uncertainties as experienced in 2023. In this environment, we remain laser focused on managing elements within our control, including operational efficiency and tight cost management. We are confident in our strategy and are committed to driving long-term value for our shareholders.

Q4 – solid results in challenging environment

As a result of focused execution and increased resiliency, we were able to adapt in a challenging environment and delivered solid Q4 results. While Group sales1 declined organically by -17% YoY, EBITA2 reached SEK 8.2 b. with an EBITA margin2 of 11.4%. With strong focus on profitability, we were able to deliver a 41.1% gross margin2, a YoY increase when adjusting for the retroactive element of IPR revenues in Q4 2022. Our investments in geopolitical resiliency continued at a high level.

Networks sales1 decreased organically by -23% YoY as customers continued to focus on cash flow. Sales in India declined QoQ as the market started its transition to normalized investment levels following an unprecedented roll-out pace. Q4 gross margin2 grew QoQ to 43.2%.

In Cloud Software and Services, we delivered on our EBITA2 target to reach at least breakeven in 2023 with an EBITA2 of SEK 2.0 b. in Q4 and SEK 1.7 b. for the full year. We continue to increase commercial discipline, automation and delivery efficiency, focusing on long-term profitability.

Enterprise sales1 grew by 7% organically YoY mainly driven by Enterprise Wireless Solutions. EBITA2 (loss) was stable YoY, negatively impacted by an inventory write-off in Enterprise Wireless Solutions.

Strong cash collection and released working capital from conclusion of large roll-out projects allowed a healthy free cash flow before M&A of SEK 12.5 b. in Q4. We aim to return to our long-term target of free cash flow before M&A of 9-12% of net sales as soon as possible.

We delivered on the SEK 12 b. gross cost run-rate savings, half of which positively impacted the P&L in 2023, with the remainder to impact in 2024. Considering the market outlook, we will continue our strong focus on cost discipline.

Driving execution of our strategy

Our first strategic pillar is to further enhance our leadership in mobile networks. Technology leadership is core to our strategy, enabling customers to build high-performance, programmable and open networks to deliver superior customer experience, maximize return on investment (ROI) and accelerate business innovation. With our leading technology, customers can reduce their total cost of ownership, reduce non-strategic spend and instead redirect a larger portion of capex to revenue-generating network infrastructure, enabling an accelerated network modernization - as proven by our record win in Q4.

With our second strategic pillar, expansion into Enterprise, we aim at creating new monetization opportunities for our customers. Many operators fight to earn a healthy ROI with current monetization models. By offering network APIs to developers and enterprises, we enable new revenue streams for operators, and new applications that leverage network capabilities. We see good traction with frontrunner customers who share our excitement. In addition, offerings in Enterprise Wireless Solutions expand the market for high-performance mobile technology into enterprise.

2023 has been a year in which we have continued to build and transform our culture focusing on strong decision making and risk management, effective oversight and accountability. Ethical standards shall stand in the center of everything we do and become our competitive strength.

Looking ahead

The mobile network industry remains challenging. We expect the current market uncertainties to prevail into 2024 with a further decline of the RAN market outside China as our customers remain cautious and the investment pace is normalizing in India. The new US contract will start to ramp up in the second half of 2024.

Underlying demand from growing data traffic and 5G only being in the early stages of build-out will require additional network investments. In our view, the current investment levels are unsustainably low for many operators. We are therefore confident that a market recovery should materialize. However, the timing of market recovery is ultimately in the hands of our customers. It is critical for us to lead in technology while focusing on operational efficiency, to ensure we are well positioned when the market recovers. Our strong IPR portfolio with over 60,000 patents gives us great opportunities to grow our licensing revenue, with a continued emphasis on ensuring that the full value is recognized in all contracts.

Our goal is to make Ericsson a more profitable company based on a leading position in mobile infrastructure and a high-growth Enterprise platform business.

I would like to thank all my colleagues for their dedication to execute on our strategy. Together with our customers, we are well positioned to shape the future industry.

Börje Ekholm

President and CEO

[1]	Sales adjusted for comparable units and currency.
[2]	Excluding restructuring charges.

2 Ericsson | Fourth quarter and full-year report 2023	CEO comments

Financial highlights

Net sales Segments

SEK b.	Q4 2023	Q4 2022	YoY change	YoY adj.¹	Q3 2023	QoQ change	Jan-Dec 2023	Jan-Dec 2022	YoY change	YoY adj.¹
Networks	45.0	58.6	-23%	-23%	41.5	8%	171.4	193.5	-11%	-15%
Cloud Software and Services	19.6	20.2	-3%	-4%	15.6	26%	63.6	60.5	5%	1%
Enterprise	6.7	6.3	6%	7%	6.7	0%	25.7	14.6	76%	11%
Other	0.6	0.8	-24%	-27%	0.7	-10%	2.5	3.0	-14%	-14%

Total	71.9	86.0	-16%	-17%	64.5	11%	263.4	271.5	-3%	-10%

[1]	Sales growth adjusted for comparable units and currency. Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Net sales Market Areas

SEK b.	Q4 2023	Q4 2022	YoY change	YoY adj.¹	Q3 2023	QoQ change	Jan-Dec 2023	Jan-Dec 2022	YoY change	YoY adj.¹
South East Asia, Oceania and India	11.8	11.2	5%	7%	13.8	-14%	53.3	33.0	62%	61%
North East Asia	9.1	8.4	9%	11%	5.4	70%	23.9	26.7	-10%	-9%
North America	14.4	25.3	-43%	-43%	13.5	7%	59.2	95.4	-38%	-41%
Europe and Latin America	19.2	20.9	-8%	-12%	15.5	24%	64.9	66.8	-3%	-9%
Middle East and Africa	7.8	7.4	5%	4%	6.5	20%	23.7	22.6	5%	1%
Other ²	9.6	12.8	-25%	-24%	9.9	-4%	38.2	27.1	41%	3%

Total	71.9	86.0	-16%	-17%	64.5	11%	263.4	271.5	-3%	-10%

[1]	Sales growth adjusted for comparable units and currency.
[2]	“Other” includes primarily IPR licensing revenues and the major part of segment Enterprise.

Sales breakdown by market area by segment is available at the end of this report.

Fourth quarter comments

Segments

Reported sales decreased by -16% YoY to SEK 71.9 b. Sales adjusted for comparable units and currency declined by -17% YoY, primarily impacted by lower sales in Networks.

IPR licensing revenues decreased to SEK 2.6 (6.0) b. The difference includes the impact from retroactive IPR licensing revenues for previously unlicensed periods, which were recognized in Q4 2022.

Networks sales adjusted for comparable units and currency declined by -23%. Networks reported sales declined by -23% to SEK 45.0 b., accounting for 63% (68%) of Group sales.

Cloud Software and Services sales adjusted for comparable units and currency declined by -4%. Cloud Software and Services reported sales declined by -3% to SEK 19.6 b., accounting for 27% (23%) of Group sales.

Enterprise sales adjusted for comparable units and currency increased by 7%. Enterprise reported sales grew by 6% to SEK 6.7 b. accounting for 9% (7%) of Group sales.

Market Areas

In market area South East Asia, Oceania and India, sales adjusted for comparable units and currency increased by 7% YoY, primarily driven by sales in India. However, sequentially, sales in India declined as the market started transitioning to normalized investment levels earlier than expected. Networks and Cloud Software and Services sales increased organically. Reported sales increased by 5%.

In market area North East Asia, sales adjusted for comparable units and currency increased by 11% YoY. Networks and Cloud Software and Services sales increased organically. Reported sales grew by 9%.

In market area North America, sales adjusted for comparable units and currency declined by -43% YoY. Networks sales adjusted for comparable units and currency declined by -50% as a result of customers reducing capex spend and lowering their inventory levels following high investment levels in 2021 and 2022. Reported sales decreased by -43%.

In market area Europe and Latin America, sales adjusted for comparable units and currency decreased by -12% YoY. Sales in both Europe and Latin America declined following high investment levels in 2022. Sales decline in Europe was partly offset by market share gains. Reported sales decreased by -8%.

In market area Middle East and Africa, sales adjusted for comparable units and currency increased by 4% YoY. Networks sales increased, primarily driven by a second wave of 5G investments in several early 5G markets in the Middle East. Cloud Software and Services sales declined slightly, primarily due to timing of project milestones. Reported sales increased by 5%.

In market area Other, sales adjusted for comparable units and currency decreased by -24% YoY as a result of lower IPR licensing revenues in Q4 2023 versus Q4 2022. Q4 2022 was positively impacted by retroactive IPR licensing revenues for unlicensed periods in 2022. Reported sales decreased by -25%.

3 Ericsson | Fourth quarter and full-year report 2023	Financial highlights

Full-year comments

Segments

Reported sales decreased by -3% to SEK 263.4 (271.5) b. Networks sales decreased by -11% to SEK 171.4 b. Cloud Software and Services sales increased by 5% to SEK 63.6 b. Enterprise sales increased by 76% to SEK 25.7 b. Sales in segment Other decreased by -14% to SEK 2.5 b. Group sales adjusted for comparable units and currency decreased by -10%.

IPR licensing revenues increased to SEK 11.1 (10.4) b. primarily as a result of 5G license renewals, partly offset by expiring license agreements.

Networks sales adjusted for comparable units and currency decreased by -15% YoY. Sales in market area South East Asia, Oceania and India grew by 80% primarily as a result of 5G contracts in India, while sales in market area Middle East and Africa grew by 6%. Sales declined in the other three market areas, most notably in North America where sales declined by -49% YoY. Segment Networks reported sales declined by -11% and accounted for 65% (71%) of Group sales.

Cloud Software and Services sales adjusted for comparable units and currency increased by 1% YoY. Sales grew in market areas South East Asia, Oceania and India as well as in North East Asia. Segment Cloud Software and Services reported sales grew by 5% and accounted for 24% (22%) of Group sales.

Enterprise sales adjusted for comparable units and currency grew by 11% YoY primarily in business area Enterprise Wireless Solutions. Segment Enterprise reported sales grew by 76% and accounted for 10% (5%) of Group sales.

The share of hardware in the sales mix was 38% (44%), software 22% (20%) and services 40% (36%).

Market Areas

Sales adjusted for comparable units and currency increased in two of the five market areas.

Sales adjusted for comparable units and currency increased by 61% YoY in market area South East Asia, Oceania and India, driven by sales increase in India on the back of significant market share gains. The market grew significantly in India in 2023. Sales in both Networks and Cloud Software and Services grew organically. Reported sales increased by 62%.

Sales adjusted for comparable units and currency decreased by -9% YoY in market area North East Asia, as operators in several markets have finalized the first build-out phase of 5G. Reported sales decreased by -10%.

Sales adjusted for comparable units and currency decreased by -41% YoY in market area North America, with Networks declining by -49% as a result of customers reducing capex spend and lowering inventory levels following high investment levels in 2021 and 2022. Cloud Software and Services sales increased by 2%. Reported sales decreased by -38%.

Sales adjusted for comparable units and currency decreased by -9% YoY in market area Europe and Latin America. Sales in both Europe and Latin America declined following high investments in 2022. Sales in Europe were impacted by lower capex spend partly offset by market share gains. Reported sales decreased by -3%.

Sales adjusted for comparable units and currency in Middle East and Africa increased by 1% YoY. Networks sales grew, primarily driven by new 5G investments in some Middle East countries and market share gains in certain markets. Cloud Software and Services sales declined slightly primarily due to timing of project milestones. Reported sales increased by 5% YoY.

Sales adjusted for comparable units and currency in market area Other increased by 3% YoY, primarily as a result of higher sales in Enterprise Wireless Solutions and higher IPR licensing revenues. Reported sales increased by 41%.

4 Ericsson | Fourth quarter and full-year report 2023	Financial highlights

Income and margin development

SEK b.	Q4 2023	Q4 2022	YoY change	Q3 2023	QoQ change	Jan-Dec 2023	Jan-Dec 2022	YoY change
Net sales	71.9	86.0	-16%	64.5	11%	263.4	271.5	-3%
Gross income	28.6	35.6	-20%	24.7	16%	101.6	113.3	-10%
Gross margin	39.8%	41.4%	—	38.4%	—	38.6%	41.7%	—
Research and development (R&D) expenses	-13.0	-13.2	—	-11.9	—	-50.7	-47.3	—
Selling and administrative expenses	-9.9	-11.8	—	-9.6	—	-39.3	-35.7	—
Impairment losses on trade receivables	0.2	0.1	111%	-0.1	—	-0.3	0.0	—
Other operating income and expenses	-0.1	-2.8	—	-32.0	—	-31.9	-3.3	—
Share in earnings of JV´s and associated companies	0.1	0.0	218%	0.0	125%	0.1	0.0	—
EBIT (loss)	5.8	7.9	-26%	-28.9	—	-20.3	27.0	—
EBIT margin ¹	8.1%	9.1%	—	-44.8%	—	-7.7%	10.0%	—
EBITA ¹	6.7	9.0	-26%	3.8	75%	14.9	29.1	-49%
EBITA margin ¹	9.3%	10.5%	—	5.9%	—	5.7%	10.7%	—
Financial income and expenses, net	-0.9	-0.5	—	-0.7	—	-3.0	-2.4	—
Income tax	-1.5	-1.2	—	-0.9	—	-2.8	-5.5	—
Net income (loss)	3.4	6.2	-45%	-30.5	—	-26.1	19.1	—
Restructuring charges	-1.5	-0.2	—	-0.9	—	-6.5	-0.4	—
Measures excl. restr. charges and other items affecting comparability ¹
Gross margin excluding restructuring charges	41.1%	41.5%	—	39.2%	—	39.6%	41.8%	—
EBIT (loss) excluding restructuring charges	7.4	8.1	-9%	-28.0	—	-13.8	27.4	—
EBIT margin excluding restructuring charges	10.3%	9.4%	—	-43.5%	—	-5.2%	10.1%	—
EBIT excluding restructuring and good will impairments	7.4	8.1	-9%	3.9	90%	18.1	27.4	-34%
EBIT margin excluding restructuring and good will impairments	10.3%	9.4%	—	6.0%	—	6.9%	10.1%	—
EBITA excluding restructuring charges	8.2	9.3	-11%	4.7	74%	21.4	29.5	-27%
EBITA margin excluding restructuring charges	11.4%	10.8%	—	7.3%	—	8.1%	10.9%	—

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Fourth quarter comments

Gross income

Gross income decreased to SEK 28.6 (35.6) b. with a gross margin of 39.8% (41.4%). Gross income excluding restructuring charges decreased to SEK 29.6 (35.7) b. due to lower sales and lower gross margin in Networks. Gross margin excluding restructuring charges was 41.1% (41.5%). Excluding the retroactive IPR licensing revenues in Q4 2022, gross margin increased YoY.

Networks gross margin excluding restructuring charges decreased to 43.2% (44.6%) primarily as a result of changed business mix. When adjusting for the retroactive element of IPR licensing revenues in Q4 2022, Networks gross margin improved YoY. Cloud Software and Services gross margin increased to 37.3% (33.0%) mainly driven by a favorable business mix and improved delivery performance. Enterprise gross margin declined to 44.3% (45.7%) mainly due to an inventory write-off in Enterprise Wireless Solutions.

Research and development (R&D) expenses

R&D expenses decreased by SEK 0.2 b. and amounted to SEK -13.0 (-13.2) b. including SEK -0.5 (0.0) b. of restructuring charges. R&D expenses decreased in Networks and Cloud Software and Services while they increased in Enterprise with continued investments in Enterprise Wireless Solutions and Global Network Platform.

Selling and administrative (SG&A) expenses

SG&A expenses decreased by SEK 1.9 b. to SEK -9.9 (-11.8) b. including SEK -0.1 (-0.1) b. of restructuring charges. The reduction in SG&A expenses was due to cost-reduction activities.

Other operating income and expenses

Other operating income and expenses was SEK -0.1 (-2.8) b. Q4 2022 was negatively impacted by a provision of SEK -2.3 b. related to the DPA breach resolution with U.S. Department of Justice, including expenses for the extended monitorship, and by SEK -1.0 b. due to charges related to the divestment of IoT and other portfolio adjustments.

Restructuring charges

Restructuring charges amounted to SEK -1.5 (-0.2) b. as a result of cost-reduction activities.

EBITA

EBITA decreased to SEK 6.7 (9.0) b. corresponding to an EBITA margin of 9.3% (10.5%). EBITA excluding restructuring charges declined to SEK 8.2 (9.3) b. The decline was due to lower sales and changed business mix in Networks. EBITA was positively impacted by lower variable incentive accruals YoY resulting in lower cost of sales and operating expenses. EBITA in Q4 2022 was impacted by the above-mentioned SEK -3.3 b. for provisions in other operating income and expenses as well as by SEK -0.8 b. for exit of subscale agreements and product offerings in segment Cloud Software and Services. EBITA margin excluding restructuring charges was 11.4% (10.8%).

5 Ericsson | Fourth quarter and full-year report 2023	Financial highlights

EBIT

Reported EBIT decreased to SEK 5.8 (7.9) b. with an EBIT margin of 9.3% (10.5%). EBIT excluding restructuring charges decreased to SEK 7.4 (8.1) b. The result includes a decrease in amortization of intangible assets of SEK -0.4 b. to SEK -0.8 b. EBIT margin excluding restructuring charges was 10.3% (9.4%).

Financial income and expenses, net

Financial net was SEK -0.9 (-0.5) b. The decline in financial net was mainly due to a negative currency hedge effect of SEK -0.2 (0.3) b. in the quarter.

Taxes

Taxes were SEK -1.5 (-1.2) b. Taxes in Q4 2022 were positively impacted by SEK 0.6 b. as a result of the utilization of previously impaired withholding tax assets in Sweden.

Net income

Net income decreased to SEK 3.4 (6.2) b. and EPS diluted declined to SEK 1.02 (1.82).

Employees

The number of employees on December 31, 2023, was 99,952 compared with 101,351 on September 30, 2023. The decrease is related to cost-reduction activities.

Full-year comments

Gross income

Reported gross income decreased to SEK 101.6 (113.3) b. with a gross margin of 38.6% (41.7%). Gross income excluding restructuring charges declined to SEK 104.4 (113.5) b. resulting in a gross margin of 39.6% (41.8%). Gross income and gross margin were impacted by lower sales and gross margin in Networks, as a result of reduction in capex spend by several operators and a business mix shift from front-runner markets to large deployments in other geographies. Gross income and gross margin improved in Cloud Software and Services.

Research and development (R&D) expenses

R&D expenses increased to SEK -50.7 (-47.3) b. including restructuring charges of SEK -2.4 (-0.1) b. and a negative currency effect of SEK -0.9 b. R&D expenses increased in segment Enterprise, as a result of continued investments in Enterprise Wireless Solutions as well as the impact of a full-year consolidation of Vonage.

Selling and administrative (SG&A) expenses

SG&A expenses increased to SEK -39.3 (-35.7) b. including restructuring charges of SEK -1.3 (-0.2) b. and a negative currency effect of SEK -0.7 b. SG&A expenses increased in segment Enterprise through continued investments in the go-to-market activities in Enterprise Wireless Solutions as well as the impact of a full-year consolidation of Vonage.

Other operating income and expenses

Other operating income and expenses was SEK -31.9 (-3.3) b. In Q3 2023, a non-cash impairment charge of SEK -31.9 b., attributed to Vonage, was recognized. The impairment did not impact EBITA. 2022 was impacted by a provision of SEK -2.3 b. related to the DPA breach resolution with U.S. Department of Justice, including expenses for the extended monitorship, and by SEK -1.0 b. due to charges related to the divestment of IoT and other portfolio adjustments.

Restructuring charges

Restructuring charges increased to SEK -6.5 (-0.4) b., as a result of cost-reduction activities.

EBITA

As a result of lower operating income, EBITA excluding restructuring charges declined to SEK 21.4 (29.5) b. with an EBITA margin of 8.1% (10.9%). EBITA was positively impacted by lower variable incentive accruals YoY resulting in lower cost of sales and operating expenses. EBITA in 2022 was impacted by charges of SEK -5.5 b. EBITA declined to SEK 14.9 (29.1) b. with an EBITA margin of 5.7% (10.7%).

EBIT

Reported EBIT decreased to SEK -20.3 (27.0) b. YoY, corresponding to an EBIT margin of -7.7% (10.0%). EBIT excluding impairment of goodwill and restructuring charges decreased to SEK 18.1 (27.4) b. YoY with an EBIT margin of 6.9% (10.1%).

Financial income and expenses, net

Financial net declined to SEK -3.0 (-2.4) b., mainly due to impact from increased market interest rates. The currency hedge effect impacted financial net by SEK -0.2 (-0.9) b. The USD weakened against the SEK between December 31, 2022 (SEK/USD rate 10.38) and December 31, 2023, (SEK/USD rate 10.01).

Taxes

Taxes were SEK -2.8 (-5.5) b. The effective tax rate for the full year, excluding the impairment of goodwill related to Vonage, was 32%. The tax rate in 2022 was 22%. The tax rate in 2022 was positively impacted by utilization of previously impaired withholding tax assets in Sweden, while the tax rate in 2023 was negatively impacted by lower Group income compared with prior years.

Net income

Net income declined to SEK -26.1 (19.1) b. impacted by impairment of goodwill of SEK -31.9 b., lower gross income of SEK -9.1 b., restructuring charges of SEK -6.5 b. and by higher operating expenses related to segment Enterprise. The negative impact was partly mitigated by lower tax of SEK 2.8 b. YoY. EPS diluted decreased to SEK -7.94 (5.62).

Employees

The number of employees on December 31, 2023, was 99,952 (105,529), a total decrease of -5,577 employees compared to 2022. The decrease was driven by cost-reduction activities.

6 Ericsson | Fourth quarter and full-year report 2023	Financial highlights

Segment results

Mobile Networks – Segment Networks

SEK b.	Q4 2023	Q4 2022	YoY change	Q3 2023	QoQ change	Jan-Dec 2023	Jan-Dec 2022	YoY change
Net sales	45.0	58.6	-23%	41.5	8%	171.4	193.5	-11%
Of which IPR licensing revenues	2.2	4.9	-56%	2.3	-5%	9.1	8.5	7%
Sales growth adj. for comparable units and FX	—	—	-23%	—	—	—	—	-15%
Gross income	18.6	26.1	-29%	16.1	15%	68.0	86.4	-21%
Gross margin	41.4%	44.4%	—	38.9%	—	39.6%	44.6%	—
EBIT	6.1	12.5	-51%	4.6	32%	19.4	38.5	-50%
EBIT margin	13.6%	21.2%	—	11.1%	—	11.3%	19.9%	—
EBITA	6.1	12.6	-51%	4.7	32%	19.5	38.7	-50%
EBITA margin	13.6%	21.4%	—	11.2%	—	11.4%	20.0%	—
Restructuring charges	-1.3	-0.1	—	-0.6	—	-4.4	-0.1	—
Measures excluding restructuring charges
Gross margin excluding restructuring charges	43.2%	44.6%	—	39.9%	—	40.8%	44.7%	—
EBIT excluding restructuring charges	7.4	12.5	-41%	5.2	43%	23.8	38.7	-38%
EBIT margin excluding restructuring charges	16.5%	21.4%	—	12.5%	—	13.9%	20.0%	—
EBITA excluding restructuring charges	7.4	12.6	-41%	5.2	42%	23.9	38.8	-38%
EBITA margin excluding restructuring charges	16.5%	21.5%	—	12.6%	—	14.0%	20.1%	—

Breakdown of sales into products, services and IPR licensing is available in the back-end tables.

Fourth quarter comments

•	Sales declined organically by -23% primarily due to lower sales in market area North America.

•	Continued success in securing market share gains.

•	Gross margin excluding restructuring charges of 43.2%, expected to be 39-41% in Q1 2024.

Net sales

Sales adjusted for comparable units and currency declined by -23% YoY, due to a -50% sales drop in North America as a result of customers’ continued lower capex investments and focus on inventory reductions and cash flow. Sales were also negatively impacted by a -15% sales decline in market area Europe and Latin America on the back of strong sales in 2022. Sales in market area South East Asia, Oceania and India grew by 7%, while sales in India grew by 14% YoY. Sequentially, sales in India declined by almost -40%, due to a slowdown in capex investments. A reduction in capex investments in India was expected in the beginning of 2024 but occurred earlier than anticipated. Sales in Q4 2022 was positively impacted by retroactive IPR licensing revenues for unlicensed periods in 2022. Reported sales decreased by -23%.

The RAN market in 2024 is expected to contract, mainly due to the decline in India following record build-out in 2023 and generally cautious customer capex investments. The near-term outlook remains uncertain; however, it is expected that Ericsson’s market share in North America will increase towards the later part of 2024, based on the recently announced contract win.

Gross income

Gross income excluding restructuring charges declined by SEK -6.7 b. to SEK 19.4 b. with a gross margin of 43.2% (44.6%). However, when adjusting for retroactive IPR licensing revenues in Q4 2022, Networks gross margin improved YoY. The strong gross margin in Q4 2023 was driven by activities to improve the sales mix with a higher share of software and a positive impact from lower share of sales from large deployment projects in India. Reported gross income was SEK 18.6 (26.1) b. with a gross margin of 41.4% (44.4%).

Gross margin excluding restructuring charges is estimated to be within the range of 39-41% in Q1 2024.

EBIT and EBITA

EBIT excluding restructuring charges decreased to SEK 7.4 (12.5) b. with an EBIT margin of 16.5% (21.4%). EBITA excluding restructuring charges declined to SEK 7.4 (12.6) b. as a result of lower sales and the business mix shift. The decline in gross income was partly offset by lower operating expenses as a result of lower variable incentive accruals YoY, which positively impacting cost of sales and operating expenses, as well as of cost-reduction activities. EBITA margin excluding restructuring charges was 16.5% (21.5%). Reported EBIT declined to SEK 6.1 (12.5) b. while EBITA declined to SEK 6.1 (12.6) b. Reported EBIT and EBITA were both negatively impacted by lower gross income and by restructuring charges of SEK -1.3 (-0.1) b.

Full-year comments

Net sales

Reported sales decreased by -11% in 2023, to SEK 171.4 (193.5) b. Sales growth in market area South East Asia, Oceania and India was 82%, driven by 5G contracts in India. Sales in market area Middle East and Africa grew by 10%. Market area North America reported a sales decline of -46% as operators reduced capex investments after record-high investments in 2021 and 2022. Sales adjusted for comparable units and currency decreased by -15%.

Gross income

Gross income excluding restructuring charges decreased by SEK -16.6 b. to SEK 69.9 b. while gross margin decreased to 40.8% (44.7%). Gross margin was negatively impacted by the business mix shift in 2023. This shift was caused by a slowdown in investments in 5G front-runner markets, predominantly in North America, combined with large deployments with an initially dilutive effect on margins in other geographies. Reported gross income was SEK 68.0 (86.4) b. with a gross margin of 39.6% (44.6%).

EBIT and EBITA

EBIT excluding restructuring charges decreased to SEK 23.8 (38.7) b. with an EBIT margin of 13.9% (20.0%). EBITA excluding restructuring charges declined to SEK 23.9 (38.8) b. as a result of lower sales and the business mix shift. The decline in gross income was partly offset by cost-reduction activities as well as lower variable incentive accruals YoY, positively impacting cost of sales and operating expenses. EBITA margin excluding restructuring charges was 14.0% (20.1%). Reported EBIT and EBITA were impacted by lower gross income and by restructuring charges of SEK -4.4 (-0.1) b.

7 Ericsson | Fourth quarter and full-year report 2023	Segment results

Mobile Networks – Segment Cloud Software and Services

SEK b.	Q4 2023	Q4 2022	YoY change	Q3 2023	QoQ change	Jan-Dec 2023	Jan-Dec 2022	YoY change
Net sales	19.6	20.2	-3%	15.6	26%	63.6	60.5	5%
Of which IPR licensing revenues	0.5	1.1	-56%	0.5	-5%	2.0	1.9	7%
Sales growth adj. for comparable units and FX	—	—	-4%	—	—	—	—	1%
Gross income	7.2	6.7	8%	5.5	31%	22.1	20.1	10%
Gross margin	36.7%	33.0%	—	35.3%	—	34.7%	33.2%	—
EBIT (loss)	1.8	0.7	173%	0.1	—	-0.2	-1.7	—
EBIT margin	9.4%	3.3%	—	0.6%	—	-0.3%	-2.8%	—
EBITA (loss)	1.8	0.7	166%	0.1	—	-0.2	-1.6	—
EBITA margin	9.4%	3.4%	—	0.6%	—	-0.3%	-2.6%	—
Restructuring charges	-0.2	0.0	—	-0.3	—	-1.9	-0.1	—
Measures excluding restructuring charges
Gross margin excluding restructuring charges	37.3%	33.0%	—	36.2%	—	36.0%	33.3%	—
EBIT (loss) excluding restructuring charges	2.0	0.7	193%	0.4	—	1.7	-1.6	—
EBIT margin excluding restructuring charges	10.3%	3.4%	—	2.7%	—	2.7%	-2.6%	—
EBITA (loss) excluding restructuring charges	2.0	0.7	185%	0.4	—	1.7	-1.5	—
EBITA margin excluding restructuring charges	10.4%	3.5%	—	2.8%	—	2.7%	-2.4%	—

Breakdown of sales into products, services and IPR licensing is available in the back-end tables.

Fourth quarter comments

•	Delivered on the target of reaching at least EBITA[1] break-even in 2023.

•	Gross margin excluding restructuring charges of 37.3%.

•	Continued strategy execution to increase long-term profitability.

[1]	Excluding restructuring charges

Net sales

Sales adjusted for comparable units and currency decreased by -4% YoY. Sales grew in market areas South East Asia, Oceania and India as well as in North East Asia, while sales declined in the other three market areas. Sales in Q4 2022 were positively impacted by retroactive IPR licensing revenues for unlicensed periods in 2022. Reported sales decreased by -3% YoY.

Gross income

Gross income increased by SEK 0.5 b. YoY to SEK 7.2 b. with a gross margin of 36.7% (33.0%). Gross income excluding restructuring charges was SEK 7.3 (6.7) b. with a gross margin of 37.3% (33.0%). Gross income and margin increases were mainly driven by activities to improve the business mix, delivery performance and commercial discipline. In addition, Q4 2022 was positively impacted by higher IPR licensing revenues.

The sequential improvement in gross margin was driven by seasonally higher share of software sales in Q4.

EBIT and EBITA

EBIT excluding restructuring charges increased to SEK 2.0 (0.7) b. with an EBIT margin of 10.3% (3.4%). EBITA excluding restructuring charges increased to SEK 2.0 (0.7) b., driven by gross margin improvements and reduction of operating expenses through cost-efficiency activities. EBIT and EBITA in Q4 2022 were impacted by SEK -0.8 b. of charges for exit of subscale agreements and product offerings. EBITA margin excluding restructuring charges was 10.4% (3.5%).

Reported EBIT and EBITA increased to SEK 1.8 (0.7) b. EBIT and EBITA were impacted by restructuring charges of SEK -0.2 (0.0) b.

Strategic R&D and SG&A investments for competitiveness and resilience are expected to remain at current level in Q1, as investments in the 5G portfolio are expected to continue.

Full-year comments

Net sales

Reported sales increased by 5% to SEK 63.6 b. in 2023. Sales adjusted for comparable units and currency increased by 1%. Sales growth in market areas North East Asia, South East Asia, Oceania and India as well as in North America was driven by 5G momentum but was partly offset by sales decline in managed networks services business as a result of descoping and contract exits.

Gross income

Gross income excluding restructuring charges increased by SEK 2.7 b. to SEK 22.9 b., with a gross margin of 36.0% (33.3%). Gross income and margin increases were mainly driven by improved delivery performance.

EBIT and EBITA

EBIT excluding restructuring charges was SEK 1.7 (-1.6) b. with an EBIT margin of 2.7% (-2.6%). EBITA excluding restructuring charges was SEK 1.7 (-1.5) b. with an EBITA margin of 2.7% (-2.4%). EBIT and EBITA were positively impacted by sales growth, gross margin improvement and reductions in operating expenses. EBIT and EBITA in Q4 2022 were impacted by SEK -0.8 b. of charges for exit of subscale agreements and product offerings.

Reported EBIT increased to SEK -0.2 (-1.7) b. while EBITA increased to SEK -0.2 (-1.6) b. EBIT and EBITA were impacted by restructuring charges of SEK -1.9 (-0.1) b.

Strategy execution continues, avoiding subscale business, accelerating automation capabilities and continuing the focus on commercial discipline. Results will vary between quarters.

8 Ericsson | Fourth quarter and full-year report 2023	Segment results

Segment Enterprise

SEK b.	Q4 2023	Q4 2022 ²	YoY change	Q3 2023	QoQ change	Jan-Dec 2023	Jan-Dec 2022 ²	YoY change
Net sales	6.7	6.3	6%	6.7	0%	25.7	14.6	76%
Of which Global Comms Platform (Vonage)	4.1	4.1	1%	4.2	-2%	16.4	7.0	134%
Of which Enterprise Wireless Solutions	1.2	0.9	36%	1.2	-3%	4.2	2.7	53%
Sales growth adj. for comparable units and FX	—	—	7%	—	—	—	—	11%
Gross income	3.0	2.9	3%	3.3	-9%	12.0	7.1	69%
Gross margin	44.3%	45.7%	—	48.7%	—	46.7%	48.6%	—
EBIT (loss)	-1.6	-1.9	—	-33.3	—	-38.3	-4.5	—
EBIT margin	-24.5%	-30.0%	—	-499.1%	—	-148.9%	-30.6%	—
EBITA (loss)	-0.8	-0.8	—	-0.6	—	-3.3	-2.7	—
EBITA margin	-12.4%	-13.2%	—	-9.0%	—	-12.7%	-18.8%	—
Restructuring charges	0.0	-0.1	—	0.0	—	-0.2	-0.1	—
Measures excluding restructuring charges
Gross margin excluding restructuring charges	44.3%	45.7%	—	48.8%	—	46.7%	48.6%	—
Global Comms Platform (Vonage)	42.5%	42.9%	—	41.7%	—	42.1%	42.7%	—
Enterprise Wireless Solutions	36.1%	56.6%	—	60.0%	—	52.2%	56.2%	—
EBIT (loss) excluding restructuring charges ¹	-1.6	-1.8	—	-33.3	—	-38.2	-4.4	—
EBIT margin excluding restructuring charges ¹	-24.1%	-29.0%	—	-499.0%	—	-148.2%	-30.2%	—
EBIT (loss) excl. restructuring & good will impairments	-1.6	-1.8	—	-1.4	—	-6.3	-4.4	—
EBIT margin excl. restructuring & good will impairments	-24.1%	-29.0%	—	-21.0%	—	-24.3%	-30.2%	—
EBITA (loss) excluding restructuring charges ¹	-0.8	-0.8	—	-0.6	—	-3.1	-2.7	—
Of which Global Comms Platform (Vonage)	0.3	-0.1	—	0.0	—	0.3	-0.6	—
Of which Enterprise Wireless Solutions	-1.1	-0.7	—	-0.7	—	-3.5	-2.2	—
EBITA margin excluding restructuring charges ¹	-12.0%	-12.2%	—	-8.9%	—	-12.0%	-18.3%	—

[1]	Common costs are included at segment level only (not distributed within the segment).
[2]	Financial information by segment has been restated for all quarters in 2022, due to the divestment of IoT business moved from segment Enterprise to segment Other in Q1 2023.

Fourth quarter comments

•	Reported sales growth driven mainly by Enterprise Wireless Solutions.

•	Increase in gross income excluding restructuring charges to SEK 3.0 (2.9) b.

•	EBITA (loss) mainly due to continued investments and an inventory write-off in Enterprise Wireless Solutions.

Net sales

Sales adjusted for comparable units and currency increased by 7% YoY, driven mainly by Enterprise Wireless Solutions. Reported sales increased by SEK 0.4 b. to SEK 6.7 (6.3) b.

Reported sales in Vonage Communications Platform (VCP) grew by 2% YoY, of which sales from the current communications API offerings grew by 3% YoY. Sales growth was negatively impacted by a customer contract loss in Q4.

Investments continue in line with the strategic imperative to build the Global Network Platform (Network APIs).

Gross income

Gross income and gross income excluding restructuring charges increased to SEK 3.0 (2.9) b. driven by iconectiv within Technologies and New Businesses. Gross margin and gross margin excluding restructuring charges decreased to 44.3% (45.7%) mainly due to inventory write-off in Enterprise Wireless Solutions partly offset by higher margins in iconectiv. Gross margin excluding inventory write-off and provisions increased by 2.4 percentage points YoY in segment Enterprise.

EBITA

EBITA (loss) and EBITA (loss) excluding restructuring charges were SEK -0.8 (-0.8) b. Enterprise Wireless Solutions continued the growth investments in R&D and go-to-market activities which, together with an inventory write-off resulted in a SEK -0.4 b. decline in EBITA (loss) excluding restructuring charges to SEK -1.1 (-0.7) b. Following the business model of Cradlepoint revenues are recognized over the customer contract period, while most of the costs are recognized at the beginning of the contract.

Global Communications Platform improved EBITA excluding restructuring charges to SEK 0.3 (-0.1) b., partly as a result of a provision reversal.

EBIT

EBIT (loss) excluding restructuring charges improved by SEK 0.2 b. to SEK -1.6 b. driven by lower amortization from acquired businesses. Reported EBIT (loss) was SEK -1.6 (-1.9) b.

Full-year comments

Net sales

Sales adjusted for comparable units and currency increased by 11% YoY, driven mainly by Enterprise Wireless Solutions. Reported sales increased by 76% YoY driven by the acquired Vonage business.

Gross income

Gross income and gross income excluding restructuring charges increased to SEK 12.0 (7.1) b., driven mainly by the Vonage acquisition as well as growth in Enterprise Wireless Solutions and in Technologies and New Businesses. Gross margin and gross margin excluding restructuring charges decreased to 46.7% (48.6%) mainly due to the dilutive effect of Vonage.

EBITA

EBITA (loss) was SEK -3.3 (-2.7) b. EBITA (loss) excluding restructuring charges was SEK -3.1 (-2.7) b. The decline is due to increased growth investments in Enterprise Wireless Solutions partly offset by Global Communications Platform contribution.

EBIT

EBIT (loss) was SEK -38.3 (-4.5) b. EBIT excluding impairment of goodwill and restructuring charges was SEK -6.3 (-4.4) b.

9 Ericsson | Fourth quarter and full-year report 2023	Segment results

Segment Other

SEK b.	Q4 2023	Q4 2022 ¹	YoY change	Q3 2023	QoQ change	Jan-Dec 2023	Jan-Dec 2022 ¹	YoY change
Net sales	0.6	0.8	-24%	0.7	-10%	2.5	3.0	-14%
Sales growth adj. for comparable units and FX	—	—	-27%	—	—	—	—	-14%
Gross income	-0.2	0.0	—	-0.2	—	-0.5	-0.3	—
Gross margin	-26.0%	-4.3%	—	-23.6%	—	-18.2%	-9.3%	—
EBIT (loss)	-0.5	-3.4	—	-0.3	—	-1.2	-5.3	—
EBIT margin	-72.9%	-407.2%	—	-45.6%	—	-45.5%	-180.3%	—
EBITA (loss)	-0.5	-3.4	—	-0.3	—	-1.2	-5.3	—
EBITA margin	-72.9%	-406.0%	—	-45.6%	—	-45.4%	-179.9%	—
Restructuring charges	0.0	-0.1	—	0.0	—	0.0	-0.1	—
Measures excluding restructuring charges
Gross margin excluding restructuring charges	-22.8%	-1.0%	—	-24.5%	—	-17.7%	-8.4%	—
EBIT (loss) excluding restructuring charges	-0.4	-3.3	—	-0.3	—	-1.2	-5.2	—
EBIT margin excluding restructuring charges	-70.0%	-396.7%	—	-47.9%	—	-46.0%	-177.1%	—
EBITA (loss) excluding restructuring charges	-0.4	-3.3	—	-0.3		-1.2	-5.2
EBITA margin excluding restructuring charges	-70.0%	-395.5%	—	-47.9%	—	-45.9%	-176.8%	—

[1]	Financial information by segment has been restated for all quarters in 2022, due to the divestment of IoT business moved from segment Enterprise to segment Other in Q1 2023.

Fourth quarter comments

Net sales

Sales adjusted for comparable units and currency decreased by -27% YoY. Reported sales decreased by -24% YoY to SEK 0.6 (0.8) b. due to the divestment of IoT.

Gross income

Reported gross income decreased to SEK -0.2 (0.0) b. due to impairment of fixed assets in the media business and gross margin decreased to -26.0% (-4.3%). Gross income excluding restructuring charges decreased to SEK -0.1 (0.0) b. and gross margin excluding restructuring charges decreased to -22.8% (-1.0%).

EBITA

EBITA (loss) was SEK -0.5 (-3.4) b. EBITA (loss) excluding restructuring charges was SEK -0.4 (-3.3) b. EBITA (loss) in the quarter is a result of the impairment in the media businesses and revaluation of Ericsson Ventures portfolio. EBITA (loss) improved YoY, due to a provision taken in 2022 of SEK -2.3 b. related to the DPA breach resolution with U.S. Department of Justice, including expenses for the extended monitorship, and due to charges of SEK -1.0 b., related to the divestment of IoT and other portfolio adjustments.

EBIT

Reported EBIT (loss) was SEK -0.5 (-3.4) b. EBIT (loss) excluding restructuring charges was SEK -0.4 (-3.3) b.

Full-year comments

Net sales

Sales decreased by -14% to SEK 2.5 (3.0) b. Sales declined mainly due to the divestment of IoT. Sales in the media businesses remained stable.

Gross income

Gross income decreased YoY by SEK -0.2 b. to SEK -0.5 (-0.3) b. Gross income excluding restructuring charges decreased to SEK -0.5 (-0.2) b. The decrease is a result of impairment of fixed assets in the media business of SEK -0.4 b.

EBITA

EBITA (loss) was SEK -1.2 (-5.3) b. EBITA (loss) excluding restructuring charges was SEK -1.2 (-5.2) b. EBITA (loss) improved YoY, due to a provision taken in 2022 of SEK -2.3 b. related to the DPA breach resolution with U.S. Department of Justice, including expenses for the extended monitorship, and due to charges of SEK -1.0 b. related to the divestment of IoT and other portfolio adjustments. Furthermore, there was an impact of SEK -0.9 b. for a provision in 2022, related to an exit from operations in Russia and a market exit cost of SEK -0.2 b. The EBITA (loss) in 2023 is a result of the impairment in the media business, the divestment of IoT and revaluation of Ericsson Ventures portfolio.

EBIT (loss)

Reported EBIT (loss) was SEK -1.2 (-5.3) b. EBIT (loss) excluding restructuring charges was SEK -1.2 (-5.2) b.

10 Ericsson | Fourth quarter and full-year report 2023	Segment results

Cash flow

Free cash flow bridge, SEK b.	Q4 2023	Q4 2022	Q3 2023	Jan-Dec 2023	Jan-Dec 2022
EBIT (loss) excl. restructuring charges	7.4	8.1	-28.0	-13.8	27.4
Depreciation, amortization and impairment losses	3.1	3.5	34.9	43.9	10.5
Restructuring charges	-1.5	-0.2	-0.9	-6.5	-0.4
Changes in working capital ¹)	6.6	10.7	-3.1	-12.0	0.6
Interest paid/received, taxes paid, and other	-1.0	-2.2	-1.5	-4.4	-7.3

Cash flow from operating activities	14.5	19.9	1.4	7.2	30.9

Capex net and other investing activities	-1.2	-2.3	-1.3	-5.4	-6.1
Repayment of lease liabilities	-0.8	-0.8	-0.7	-2.9	-2.6

Free cash flow before M&A	12.5	16.9	-0.5	-1.1	22.2

M&A	-0.2	-0.4	-0.2	-2.1	-51.7

Free cash flow after M&A	12.2	16.4	-0.7	-3.2	-29.5

Cash flow from operating activities	14.5	19.9	1.4	7.2	30.9
Cash flow from investing activities	-6.8	-11.9	-1.9	-8.7	-34.4
Cash flow from financing activities	3.7	-3.9	5.1	1.0	-15.9

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

[1]	Defined as Changes in operating net assets

Fourth quarter comments

•	Inventory reduced by SEK -8.5 b. QoQ to SEK 36.1 b.

•	Free cash flow before M&A of SEK 12.5 b. driven by strong cash collection and reduced inventory.

Cash flow from operating activities

Cash flow from operating activities decreased to SEK 14.5 (19.9) b. YoY due to lower cash release from net operating assets and lower EBIT. Sequentially, cash flow from operating activities increased following a working capital reduction as larger deployment projects peaked in Q3, which resulted in strong collection and reduced inventory. The increase was partly offset by utilization of customer credits resulting in lower contract liabilities and seasonally higher sales with higher trade receivables. Cash flow in the quarter was impacted by cash outlays of SEK -1.2 b. related to restructuring. Taxes paid were SEK -1.0 (-1.9) b. Cash flow in Q4 2022 was positively impacted by retroactive IPR payments.

Free cash flow

Free cash flow before M&A decreased YoY to SEK 12.5 (16.9) b. Cash flow in Q4 2022 was positively impacted by retroactive IPR payments. Capex net and other investing activities decreased to SEK -1.2 (-2.3) b. Repayment of lease liabilities was flat at SEK -0.8 (-0.8) b. YoY. Free cash flow after M&A was SEK 12.2 (16.4) b.

Cash flow from investing activities

Cash flow from investing activities was SEK -6.8 (-11.9) b. mainly as a result of purchases of interest-bearing securities. M&A activities were SEK -0.2 (-0.4) b.

Cash flow from financing activities

Cash flow from financing activities was SEK 3.7 (-3.9) b. Ericsson increased its long-term funding by SEK 9.5 b. through issuance of a green Euro bond and through two new bilateral loans.

Full-year comments

Cash flow from operating activities

Cash flow from operating activities decreased to SEK 7.2 (30.9) b., as a result of lower business volumes and lower EBIT coupled with a negative cash flow impact from working capital due to market mix changes towards contracts with longer order-to-cash-cycles, partly offset by a reduction in inventories.

The change in business mix resulted in an increase in working capital days to 80 (69) days with increased accounts receivable days of sales outstanding to 63 (61) days, slightly decreased inventory turnover days to 92 (93) and decreased payable days to 75 (85). Cash flow in the year was impacted by cash outlays of SEK -2.9 b. related to restructuring.

Free cash flow

Free cash flow before M&A was SEK -1.1 (22.2) b. mainly due to lower cash flow from operating activities. Free cash flow as a percentage of sales was -0.4% (8.2%) compared with the long-term target of 9-12%. Capex net and other investing activities was SEK -5.4 (-6.1) b. Repayment of lease liabilities was SEK -2.9 (-2.6) b.

Cash flow from investing activities

Cash flow from investing activities was SEK -8.7 (-34.4) b. of which M&A activities were SEK -2.1 (-51.7) b. including the divestment of IoT and acquisition of Ericom. In 2022, Ericsson acquired Vonage with a purchase price paid of SEK 51.3 b. Free cash flow after M&A was SEK -3.2 (-29.5) b.

Cash flow from financing activities

Cash flow from financing activities was SEK 1.0 (-15.9) b. including repayment of lease liabilities. The net impact on cash flow from issuance and repayment of borrowings was SEK 11.8 b. During the year, dividends of SEK -9.1 (-8.4) b. were paid to shareholders.

11 Ericsson | Fourth quarter and full-year report 2023	Cash flow

Financial position

	Dec 31	Dec 31	Sep 30
SEK b.	2023	2022	2023
Gross cash	54.7	56.2	40.5
- Borrowings, current	17.7	6.0	18.8
- Borrowings, non-current	29.2	26.9	20.1

Net cash	7.8	23.3	1.6

Equity	97.4	133.3	105.4
Total assets	297.0	349.5	306.3
Capital turnover (times)	1.4	1.4	1.4
Return on capital employed (%)	-10.7%	14.0%	-18.7%

Fourth quarter comments

•	Net cash position was SEK 7.8 (23.3) b.

•	A EUR 500 million green bond maturing in May 2028 was issued.

•	Two 7-year loan agreements signed, amounting to USD 380 million.

Sequentially, gross cash increased by SEK 14.2 b. to SEK 54.7 b. driven by positive Free cash flow before M&A and increased borrowings partly offset by dividends paid. In the quarter, Ericsson signed two 7-year loan agreements, one with the European Investment Bank of USD 273 million and one with the Nordic Investment Bank of USD 107 million. In addition, Ericsson issued a EUR 500 million green bond maturing in May 2028.

Net cash increased sequentially by SEK 6.2 b. to SEK 7.8 b. due to positive Free cash flow after M&A.

Liabilities for post-employment benefits increased sequentially to SEK 26.2 b. from SEK 18.4 b. due to lower discount rates. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liabilities for post-employment benefits would have been approximately SEK 14.1 b. (SEK 12.1 b. lower than the reported liabilities.)

Full-year comments

Gross cash was stable YoY at SEK 54.7 (56.2) b. with increased borrowings compensating for negative Free cash flow after M&A. Net cash was SEK 7.8 (23.3) b. Liabilities for post-employment benefits decreased to SEK 26.2 (27.4) b. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liabilities for post-employment benefits would have been approximately SEK 14.1 b. (SEK 12.1 b. lower than the reported liabilities).

The average maturity of long-term borrowings was 3.7 years as of December 31, 2023, a decrease from 3.8 years 12 months earlier. In 2023, Ericsson established a new revolving credit facility of USD 1.0 b., of which USD 0.4 b. was utilized as of year-end. During the year, Ericsson also increased the borrowings by SEK 2.0 b. under the commercial paper program. Furthermore, Ericsson signed two 7-year loan agreements, one with the European Investment Bank of USD 273 million and one with the Nordic Investment Bank of USD 107 million. In addition, Ericsson issued a EUR 500 million green bond maturing in May 2028. The bond was issued under Ericsson’s Green Financing Framework. The proceeds from the bond and the two bilateral loans will be used to finance parts of Ericsson’s R&D investments in wireless technology between 2023 and 2025 and are linked to the Company’s long-term sustainability targets. Ericsson has an unutilized revolving credit facility of USD 2.0 b., linked to long-term sustainability targets.

Credit ratings and outlooks have been unchanged during the year. Standard & Poor’s (S&P) and Fitch both have a long-term BBB- rating on Ericsson with developing outlook from S&P and a stable outlook with Fitch. Moody’s has a Ba1 rating with stable outlook.

The capital turnover remained stable at 1.4 (1.4) times with decreased net sales offset by lower capital employed due to goodwill impairment related to Vonage. Return on Capital Employed (ROCE) decreased to -10.7% (14.0%) as a result of negative EBIT.

12 Ericsson | Fourth quarter and full-year report 2023	Financial position

Key data points

Market related

The global RAN equipment market is estimated to decline by -4% (-3%) in 2024. North America is expected to grow by 17% (10% to 20%), Europe decline by -2% (0% to -5%) and Mainland China by -7% (-5% to -10%). Source: Dell’Oro Mobile RAN 5-year forecast, Jan 2024. Numbers in parenthesis are from Dell’Oro Mobile RAN Quarterly Report 3Q23, November 2023.

Ericsson related

Net sales

Reported average seasonality last 3 years (2021–2023), %

	Q4èQ1	Q1èQ2	Q2èQ3	Q3èQ4
Networks	-25%	+8%	+1%	+19%
Cloud Software & Services	-34%	+13%	+3%	+33%

Net sales may show large variations between quarters, including currency changes.

Operating expenses excluding Vonage and restructuring

Reported average seasonality last 3 years (2021–2023), SEK b. For Q1 2024, operating expenses seasonality is expected to be less pronounced.

	Q4èQ1	Q1èQ2	Q2èQ3	Q3èQ4
Ericsson Group	+2.6	-1.6	+0.7	-2.4

Operating expenses may show large variations between quarters, including currency changes.

Positive numbers = decrease in operating expenses.

Negative numbers = increase in operating expenses.

Amortization of intangible assets

Amortization of intangible assets is expected to continue to be around SEK -0.9 b. per quarter of which approximately SEK -0.8 b. related to segment Enterprise.

Currency exposure

Rule of thumb: A change by 10% of SEK to USD would have an impact of approximately +/-5% on net sales.

Restructuring charges

For 2024, restructuring charges are expected to be about 0.5% - 1% of sales.

Segments

Networks

Gross margin excluding restructuring charges is expected to be within the range of 39-41% in Q1.

Cloud Software and Services

Strategic investments for competitiveness and resilience are expected to remain at current level in Q1, as investments in the 5G portfolio are expected to continue.

13 Ericsson | Fourth quarter and full-year report 2023	Key data points

Parent Company

Income (loss) after financial items January–December 2023, was SEK -0.7 (18.4) b.

At the end of the year, gross cash (cash, cash equivalents plus interest-bearing securities, current and non-current) amounted to SEK 34.9

(41.4) b.

There was a decrease in intercompany lending of SEK 8.8 b. and an increase in intercompany borrowing of

SEK 1.7 b. in the fourth quarter.

The Parent Company has recognized dividends from subsidiaries of SEK 15.7 (0.5) b. in the quarter.

The holding of treasury stock on December 31, 2023, was 14,009,306 Class B shares.

14 Ericsson | Fourth quarter and full-year report 2023	Parent Company

Dividend, AGM, and Annual Report

Dividend proposal

The Board of Directors proposes to the Annual General Meeting a dividend to the shareholders of SEK 2.70 (2.70) per share for the financial year 2023, representing a total dividend of approximately SEK 9.0 (9.0) b. The dividend is proposed to be paid in two installments, SEK 1.35 per share with the record date April 5, 2024, and SEK 1.35 per share with the record date October 2, 2024. Should the Annual General Meeting decide in favor of the proposal, payment of the dividend is expected to be made on April 10, 2024, and on October 7, 2024. The dividend considers this year’s earnings and balance sheet structure, as well as coming years’ business plans and expected economic development.

Ericsson Annual General Meeting

The Annual General Meeting of shareholders will be held on April 3, 2024. Additional information about the Annual General Meeting of shareholders will be made available on Ericsson’s website.

Annual Report

The annual report will be made public and available on the Ericsson website www.ericsson.com in the beginning of March.

15 Ericsson | Fourth quarter and full-year report 2023	Dividend, AGM and Annual Report

Other information

Legal proceedings not involving governmental authorities

On March 3, 2022, Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed on behalf of purchasers of Ericsson ADS in the United States, in the United States District Court for the Eastern District of New York. An amended complaint was filed on September 9, 2022, which added a former Ericsson officer as a defendant. The amended complaint alleged violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and anti-corruption policies and obligations and the conduct of its business in Iraq. On May 24, 2023, the court granted Ericsson’s motion to dismiss and dismissed the case with prejudice, concluding that Ericsson did not violate any disclosure obligation to investors. On June 23, 2023, plaintiff filed a notice of appeal to the United States Court of Appeals for the Second Circuit. All briefing has been submitted and the matter is pending with the Second Circuit court. Ericsson will continue to vigorously defend this matter.

In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. (collectively, “Ericsson”). The lawsuit was brought by US military service members and employees of US government contractors who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against Ericsson under the US Anti-Terrorism Act alleging that Ericsson made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, Ericsson filed a motion to dismiss the complaint. On December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, including a plaintiff injured in Turkey, and also named Ericsson AB (collectively with Ericsson, the “Ericsson corporate defendants”), CEO Börje Ekholm and a former employee (who has not been served with process) as additional defendants and also asserted additional allegations and claims. In March 2023, the Ericsson corporate defendants and Mr. Ekholm filed motions to dismiss the amended complaint. Plaintiffs filed their oppositions to defendants’ motions to dismiss the amended complaint in June 2023, and defendants filed reply briefs in support of their motions to dismiss in July 2023. All briefing has been submitted and the matter is pending with the District Court. All defendants will continue to vigorously defend this matter.

Beginning on August 4, 2023, a number of civil lawsuits have been filed against Telefonaktiebolaget LM Ericsson in Solna District Court, Sweden. As of January 23, 2024, 79 claimants have filed suit, which are coordinated and financed by a UK-based litigation funder. The claimants consist of a group of non-Swedish funds and financial institutions that allegedly are or have been shareholders of the Company. Their damages claims are primarily based on alleged inadequate disclosure of the contents of the Company’s 2019 Iraq internal investigation report. Ericsson intends to file its statement of defense on February 16, 2024 and intends to vigorously defend itself against the claims.

On October 11, 2023, Ericsson commenced patent infringement proceedings against Lenovo (Beijing) Limited (“Lenovo”) in the Eastern District of North Carolina (EDNC). In the course of the proceedings, Ericsson seeks declarations that Lenovo has lost its right to enforce Ericsson’s FRAND contracts as third-party beneficiaries and that Ericsson has complied with its FRAND commitments and with the ETSI IPR Policy. Ericsson also requests that, if Ericsson’s license offer to Lenovo is determined to be un-FRAND, that the EDNC declare a FRAND rate for a global cross-license between Ericsson and Lenovo covering Standard Essential Patents. Ericsson has also commenced patent infringement proceedings against Lenovo at the United States International Trade Commission and in other jurisdictions (Brazil and Colombia). In return, Lenovo has filed lawsuits against Ericsson in the High Court of Justice in the UK and has applied for an anti-suit injunction in the EDNC.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other regulatory investigations, lawsuits, claims and proceedings incidental to the ordinary course of business.

Legal proceedings involving governmental authorities

In February 2022, the Company publicly disclosed that an internal investigation in 2019 included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period between 2011 to 2019. The investigation found serious breaches of compliance rules and the Company’s Code of Business Ethics and identified evidence of corruption-related misconduct and other serious violations, including payments to intermediaries and the potential use of alternate transport routes in connection with circumventing Iraqi Customs at a time when terrorist organizations, including ISIS, controlled some transport routes. The investigation also identified payment schemes and cash transactions that potentially created the risk of money laundering. The investigators could not determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations.

In March 2022, the DOJ informed Ericsson it had determined that, before entering into the DPA, the Company provided insufficient information to the DOJ about the Company’s 2019 internal investigation into conduct in Iraq. The DOJ also determined that the Company breached the DPA by failing to inform the DOJ about the investigation after entering into the DPA.

In June 2022, the SEC informed Ericsson that it opened an investigation concerning matters described in the Company’s 2019 Iraq investigation report. Under Ericsson’s consent judgment with the SEC, Ericsson is permanently enjoined from violating the antibribery, books and records and internal controls provisions in the Foreign Corrupt Practices Act (FCPA). Violations of the injunction, consent judgment or securities law could subject the Company to new civil and criminal penalties as well as new enforcement actions.

On March 2, 2023, the Company reached a resolution (Plea Agreement) with the DOJ regarding the non-criminal breaches of the DPA. Under the Plea Agreement, Ericsson pleaded guilty to previously deferred charges relating to conduct that occurred prior to 2017. In addition, Ericsson agreed to pay a fine of USD 206,728,848. The entry of the Plea Agreement brought the DPA to an end. The Company’s internal investigation and its cooperation with authorities in relation to the matters discussed in the 2019 internal Iraq investigation report remain open and ongoing and are not covered by the Plea Agreement.

On May 24, 2023, Nasdaq Stockholm concluded its review of Ericsson’s public disclosure obligations concerning its 2019 Iraq internal investigation report and dismissed the matter, stating that Nasdaq could not conclude that a reasonable investor would have used the content of the report as part of an investment decision. After having reviewed Nasdaq Stockholm’s investigation and conclusion, on June 8, 2023, the Swedish Financial Supervisory Authority also decided to formally close its review of Ericsson’s prior disclosures relating to the 2019 Iraq internal investigation report.

16 Ericsson | Fourth quarter and full-year report 2023	Other information

As previously disclosed, the Company’s 2019 internal Iraq investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization. With respect to the matters discussed in the 2019 internal Iraq investigation report, the Company continues to investigate these matters and related matters in full cooperation with the DOJ and the SEC. This includes a comprehensive review of the 2019 investigation and further investigation of matters relating to historical operations in Iraq. As additional information continues to be identified and evaluated during the ongoing investigation, we expect that we will continue our cooperation with the DOJ and the SEC and that we will be unable to make conclusive determinations on the outcome of any such investigation until all pertinent information has been identified. The scope and duration of the remaining process are currently uncertain.

As part of its defense to a now settled patent infringement lawsuit filed by Ericsson in 2013 in the Delhi High Court against Indian handset company Micromax, Micromax filed a complaint against Ericsson with the Competition Commission of India (CCI). The CCI decided to refer the case to the Director General’s Office for an in-depth investigation. The CCI opened similar investigations against Ericsson in January 2014 based on claims made by Intex Technologies (India) Limited and, in 2015, based on a now settled claim from iBall. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court. On July 13, 2023, the Division Bench of the Delhi High Court found that in this instance the CCI has no power to conduct the pending investigations against Ericsson. This order may be further appealed to Supreme Court of India by the CCI.

PRESS RELEASES

Nov 30, 2023 | Changes to Ericsson’s nomination committee

Effective November 30, 2023, Bengt Kjell, AB Industrivärden, will replace Karl Åberg, AB Industrivärden, in Ericsson’s (NASDAQ:ERIC) Nomination Committee.

The Nomination Committee now consists of:

•	Johan Forssell, Investor AB

•	Bengt Kjell, AB Industrivärden

•	Anders Oscarsson, AMF Tjänstepension & AMF Fonder

•	Christer Gardell, Cevian Capital Partners Limited

•	Jan Carlson, the Chair of the Board of Directors.

Johan Forssell is the Chair of the Nomination Committee.

https://www.ericsson.com/en/press-releases/

2023/11/changes-to-ericssons-nomination-committee

17 Ericsson | Fourth quarter and full-year report 2023	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including, for example, risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety. Ericsson’s risk management is embedded into strategy development and operational processes and material group risks are regularly assessed and reviewed by executives as required by Ericsson’s Material Group Risk Protocol to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives and strategic direction as well as to short-term objectives. Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2022 and in the Annual Report on Form 20-F 2022 (in the following, the “Annual Report 2022”), as well as in Ericsson’s quarterly reports in 2023. Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following risks described below. See also the risks set out in the section titled “Forward-Looking Statements.”

Ericsson’s business depends upon the continued growth of mobile communications and the success of Ericsson’s existing and targeted customer base. If growth slows or if the Company’s customers do not maintain or grow in relevance in the digital value chain, or if Ericsson’s products and/or services are not successful, Ericsson’s customers’ investment in networks may slow or stop, harming the Company’s business and operating results.

As described in the Annual Report 2022, including in the risk factor 1.3, a substantial portion of Ericsson’s business depends on the continued growth of mobile communications in terms of both the number of subscriptions and usage per subscriber, which in turn drives the continued deployment and expansion of network systems by Ericsson’s customers. If communications service providers fail to increase the number of subscribers and/or usage does not increase, or if they fail to utilize opportunities from technological evolution, Ericsson’s business and operating results could be materially adversely affected. Also, if communications service providers fail to monetize services, fail to adapt their business models or experience a decline in their revenues or profitability, their willingness to further invest in their existing and new networks may decrease, which will reduce their demand for Ericsson’s products and services and have an adverse effect on the Company’s business, operating results, and financial condition.

During 2023, macroeconomic conditions, including inflationary pressures, were more challenging than expected, which has led to reduced volumes and pace of investment by many of Ericsson’s customers, and the timing and magnitude of market recovery, particularly in North America, has been slower than expected. There can be no assurance as to when levels of market investment will recover. Traffic development on cellular networks could be further affected if more traffic is offloaded to WI-FI networks, which would have profound effects on operator voice/broadband/SMS revenues with possible reduced capital expenses consequences. Ericsson’s strategy depends on the development and success of global standards. This could be adversely affected in the future by industry forces more interested in de-facto standards or geopolitical forces leading to standards fragmentation and increased difficulties of creating economies of scale.

Fixed and mobile networks converge, and new technologies, such as IP and broadband, enable communications service providers to deliver services in both fixed and mobile networks. Ericsson is dependent on the uptake of such services and the outcome of regulatory and standardization activities such as spectrum allocation. If delays in uptake, standardization or regulation occur, this could adversely affect Ericsson’s business, operating results, and financial condition.

Ericsson’s future growth is partly dependent on Enterprises in several industries digitalizing and increasingly utilizing cellular wireless solutions (including Private Cellular Networks), as well as increasingly utilizing and offering automated services, which are growth drivers for the Ericsson Global Network Platform (“GNP”). Ericsson can provide no assurance regarding the timing or magnitude of growth of its GNP. Competing technologies such as Wi-Fi, macroeconomic headwinds, and customers’ unwillingness to pay for services might slow down this development. Legal and regulatory restrictions such as Net neutrality can slow down or restrict global expansion of this business. Furthermore, access to devices, sensors, and spectrum might also impact the pace and ability for enterprises to adopt cellular wireless technology.

Ericsson engages in acquisitions and divestments that may be disruptive and require the Company to incur significant expenses. Ericsson may not be successful in consummating such transactions, protecting the value of acquisitions during integration or following consummation, creating or maintaining the value anticipated with the acquisition, or succeeding in execution of the strategic objectives for the acquisition.

As described in the Annual Report 2022, including in the risk factor 1.7, Ericsson makes acquisitions to obtain various benefits, such as reduced time-to-market, access to technology and competence, increased scale or a broadened product portfolio or customer base. Recent examples are the acquisitions of Vonage and Cradlepoint. Acquisitions could result in the incurrence of material contingent liabilities, an increase in amortization expenses related to intangible assets or an impairment of goodwill, which could have a material adverse effect upon Ericsson’s business, operating results, financial condition and liquidity. Additionally, Ericsson has recorded impairment charges related to acquisitions, such as the non-cash impairment charge of SEK -31.9 billion in the third quarter of 2023 related to goodwill and other intangible assets attributed to Vonage and may record additional impairment charges in future. Risks Ericsson could face with respect to acquisitions include:

•	Inability to consummate acquisitions that it considers important to the future of its business

•	Underperformance of the acquired company, failure to realize expected benefits and synergies and/or inability to deliver on anticipated business plans to the extent or in the timeframe anticipated

•	Insufficiencies of technologies and products acquired, such as unexpected quality problems

•	Difficulties in the full or partial integration of the operations, technologies, products and personnel of the acquired company to materialize expected synergies or to maintain independent operations in these companies at a risk appropriate level

•	Risks of entering markets in which the Company has no or limited prior experience, or in creating such market or eco-system as envisioned in e.g. the Vonage and Cradlepoint examples

•	Potential loss or changes of key employees

•	Diversion of management’s attention away from other business concerns

18 Ericsson | Fourth quarter and full-year report 2023	Risk factors

•	Risks and expenses of any disclosed, undisclosed or potential legal liabilities of or other adverse financial impacts on the acquired company, including failure to comply with laws or regulations or other requirements or conditions, e.g. from foreign direct investment reviews and decisions such as the Committee on Foreign Investment in the United States (CFIUS) review process. See also the risk factor entitled “Ericsson is subject to certain US and other anti-corruption (including anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism) laws, rules and regulations and other regulatory requirements or conditions imposed as a result of foreign direct investment reviews and decisions. Ericsson may be subject to further adverse consequences under the Plea Agreement with the United States Department of Justice (DOJ) and the injunction issued in connection with the 2019 settlement with the U.S. Securities and Exchange Commission (SEC), as well as other investigations by governmental authorities” for additional information and risks related to CFIUS.

From time-to-time Ericsson also divests parts of Ericsson’s business to optimize the Company’s product portfolio or operations. Any decision to dispose of or otherwise exit businesses may result in the recording of special charges, such as workforce reduction costs and industry- and technology-related write-downs. Risks Ericsson could face with respect to divestments include:

•	Difficulties in the separation of the operations, technologies, products and personnel of the business divested

•	Potential loss of key employees

•	Impairment losses or write-downs of the carrying value of the relevant assets

•	Expenses of any undisclosed or potential legal liabilities of the business divested.

The risks associated with acquisitions and divestments could have a material adverse effect upon Ericsson’s business, operating results, financial condition and liquidity.

Ericsson is subject to certain US and other anti-corruption (including anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism) laws, rules and regulations and other regulatory requirements or conditions imposed as a result of foreign direct investment reviews and decisions. Ericsson may be subject to further adverse consequences under the Plea Agreement with the United States Department of Justice (DOJ) and the injunction issued in connection with the 2019 settlement with the U.S. Securities and Exchange Commission (SEC), as well as other investigations by governmental authorities.

As described in the Annual Report 2022, including in the risk factor 3.3, Ericsson is, from time to time, involved in legal proceedings and regulatory investigations, and is subject to certain other regulatory requirements, conditions and agreements. If any of these lawsuits or legal proceedings are determined unfavorably against the Company or it is determined that the Company is not in compliance with any of these regulatory requirements, conditions or agreements, this could result in the Company being required to pay substantial damages, fines and/or penalties, lead to public scrutiny, negative reputational consequences, or becoming subject to additional enforcement actions, regulatory review and/or adverse decisions. Ericsson could face potential debarment from government contracting in the United States and elsewhere, reputational risk, as well as potential counterparty reluctance to continue business relationships. In addition, these ongoing matters and investigations require significant resources and costs for investigation, compliance and remediation that could lead to adverse financial and reputational consequences.

For example, in connection with the acquisition of Vonage by Ericsson, and as a condition to CFIUS’s approval of the acquisition, Vonage, Ericsson and the DOJ and the US Department of the Treasury, in their capacity as CFIUS monitoring agencies (CMAs) entered into a National Security Agreement (NSA) in July 2022 which imposes restrictions on access to certain types of sensitive data, equipment and systems.

Vonage and Ericsson are engaged and cooperating with the CMAs in relation to ongoing compliance with the NSA restrictions, related remediation efforts to address concerns raised by the CMAs regarding such access, and with the CMAs’ requests for information. The ongoing compliance efforts and related remediation may adversely affect the Vonage business, including changes required to business structure and additional compliance costs. In addition, violations of a CFIUS mitigation agreement, such as the NSA, can result in an enforcement action imposing monetary penalties or other remedies.

In addition, as previously reported, the Company reached a resolution (Plea Agreement) in March 2023 with the DOJ regarding the non-criminal breaches of its DPA. Under the Plea Agreement, Ericsson pleaded guilty to previously deferred charges relating to conduct prior to 2017. In addition, Ericsson agreed to pay a fine of USD 206,728,848. The entry of the Plea Agreement brought the DPA to an end. As set forth in the Plea Agreement, Ericsson has certain continuing obligations through June 2024, including cooperation, reporting evidence or allegations of potential Foreign Corrupt Practices Act (FCPA) violations, continuing to engage an independent compliance monitor and continuing to improve its compliance program and internal controls.

The Company’s internal investigation and its cooperation with authorities in relation to the matters discussed in the 2019 internal Iraq investigation report remain open and ongoing and are not covered by the Plea Agreement. With respect to the matters described in the 2019 internal Iraq investigation report, the Company continues to thoroughly investigate the matters in full cooperation with the DOJ and the SEC.

As previously disclosed, the Company’s 2019 internal Iraq investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization and significant further investigation by the Company over the course of 2022 and 2023 has not altered this conclusion. If Ericsson fails to meet its continuing obligations and is found to have breached the Plea Agreement, the Company could face further adverse consequences, including additional costs and liability resulting from ongoing compliance liabilities with the Plea Agreement and extended monitorship, including prosecution for additional federal criminal violations, as well as other investigations by governmental authorities.

Also, in April 2019, Ericsson was informed by China’s State Administration for Market Regulations (SAMR) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessment and conclusions. In case of adverse findings, SAMR has the power to impose behavioral and financial remedies, which may have material adverse effects on Ericsson’s business, financial condition and operating results.

For additional information regarding certain of the legal proceedings and inquiries in which Ericsson is involved, see “Legal proceedings” in the Board of Directors’ Report in the 2022 Annual Report.

Ericsson may be found non-compliant with privacy, security and data localization regulations as well as corresponding contractual obligations and may be subject to regulatory penalties and/or breach of contract claims.

As described in the Annual Report 2022, including in the risk factor 3.5, we and certain of our third-party providers receive, store, handle, transmit, use and otherwise process proprietary information belonging to the Company’s business and information about actual and prospective customers, end users, employees and service providers, including personal information (collectively, “Confidential Information”). More stringent privacy, security and data localization

19 Ericsson | Fourth quarter and full-year report 2023	Risk factors

regulations are developing at a rapid pace in many countries and markets in which Ericsson operates, including the General Data Protection Regulation (EU/UK), and national privacy regimes in India, China and some states of the United States (such as the California Consumer Privacy Act and similar laws in other states). These regulations require us to, among other things, notify individuals about how personal information is used and provide individuals certain rights with respect to such information, including rights to access, correct and delete such information and to opt-out of certain uses and disclosures of such information.

We are also subject to contractual obligations to our customers and third parties relating to privacy, security and our use of data generally, which, amongst other things, requires us to ensure appropriate security and limit our use of customer data, including personal information. While we strive to comply with applicable privacy, security and data localization regulations and our contractual obligations, the complexity, uncertainty, pace of implementation of new laws and contradictions in local and regional privacy, security and data localization regulations may mean that Ericsson is found to be non-compliant with these requirements or our contractual obligations, and subject to penalties and breach of contract claims, along with potential damage to Ericsson’s brand and reputation. We continue to periodically review our privacy and cybersecurity compliance across our global operations to comply with these varied global and ever-changing requirements, which may require significant investments and resources. For example, as part of this review cycle, we are reviewing data management in connection with our customer support function and are in the process of identifying and implementing certain changes, for example, changes to data access and amendments to customer contracts and policies and procedures. Due to the diverse nature worldwide of privacy, security and data localization regulations, any single incidence of non-compliance, or serious breach of confidentiality or disruption of secure operations, by Ericsson may lead to regulatory agencies in various jurisdictions levelling separate penalties or judgments against Ericsson. Due to the nature of Ericsson’s business as often involving telecommunications and critical infrastructure, and the amount of personal information of which Ericsson is the controller or processor, such an event could have far-ranging consequences, such as orders to change our operations or cease processing personal information, even if it was accidental or caused by a third party outside of the control of Ericsson. This could include large fines, as well as significant damage claims and losing trust from customers, end users and employees, which may have material adverse effects on Ericsson’s business, reputation, financial condition and operating results and may require us to change our business practices and potentially the services, features, integrations and other capabilities of our offerings.

Stockholm, January 23, 2024

Telefonaktiebolaget LM Ericsson (publ)

The Board of Directors

Corporate Reg. No. 556016-0680

Date for next report: April 16, 2024

20 Ericsson | Fourth quarter and full-year report 2023	Risk factors

Editor’s note

Press briefing and live webcast

Ericsson invites media, investors and analysts to a conference call on January 23, 2024, starting at 9:00 am CET.

Live audio webcast of the conference call as well as supporting slides will be available at:

www.ericsson.com/investors and

www.ericsson.com/press

Replay of the conference call will be available approximately one hour after the call has ended and will remain available for seven days.

For further information, please contact:

Carl Mellander, Senior Vice President, Chief Financial Officer

Phone: +46 72 583 88 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 73 095 65 39

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director,

Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Phone: +46 76 128 47 89

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

21 Ericsson | Fourth quarter and full-year report 2023	Editor’s note

Forward-looking statements

This report includes forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “believe”, “expect”, “anticipate”, “intend”, “likely”, “may”, “could”, “plan”, “estimate”, “forecast”, “will”, “should”, “would”, “predict”, “aim”, “seek”, “potential”, “target”, “might”, “continue”, and similar words or expressions are used to identify forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking statements, including, in particular the following:

•	Potential material additional costs and liability resulting from our ongoing compliance with the terms of the Plea Agreement with the DOJ and extended monitorship

•	Potential to become a target for public scrutiny as a result of entering into the Plea Agreement with the DOJ, which could damage our reputation and materially and adversely affect our business and prospects

•	Risks resulting from entering into the Plea Agreement, including potential debarment from government contracting in the United States and elsewhere, reputational risk, as well as potential counterparty reluctance to continue business relationships

•	Potential material additional liability resulting from past conduct, including allegations of past conduct that remains unresolved or unknown in multiple jurisdictions including Iraq, which remains the subject of ongoing investigations by Ericsson and US governmental authorities

•	Risks related to internal controls and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with past conduct in multiple jurisdictions including Iraq which remains the subject of ongoing investigations by Ericsson and US governmental authorities

•	The risk that the ongoing investigations by Ericsson and US governmental authorities result in a conclusion by Ericsson or US governmental authorities that the Company’s past conduct included making or having responsibility for making payments to a terrorist organization or other improper payments, which could lead to material additional liability

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Macroeconomic conditions, including inflationary pressures and effects on customer investments, market recovery and growth

•	Ongoing geopolitical and trade uncertainty, including challenging global economic conditions, market trends and pandemics such as COVID-19

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our ability to comply with legal and regulatory requirements internationally

•	Risks related to cybersecurity and privacy

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures
•	Our ability to deliver on future plans and achieve future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	Risks related to acquisitions and divestments, including our ability to successfully consummate such transactions, protect the value of acquisitions during integration, or achieve the value anticipated with an acquisition

•	Trends related to our industry, including our regulatory environment, competition and customer structure

•	Other factors included in our filings with the U.S. Securities and Exchange Commission (the “SEC”), including the factors described throughout this report, included in the section Risk Factors, and in “Risk Factors” in the Annual Report 2022, as updated by subsequent reports filed with the SEC.

These forward-looking statements also represent our estimates, assumptions and expectations only as of the date that they were made, and to the extent they represent third-party data, we have not undertaken to independently verify such third-party data and do not intend to do so. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements and are urged to carefully review and consider the various disclosures made in this report and in other documents we file from time to time with our regulators that disclose risks and uncertainties that may affect our business. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, except as required by applicable law or stock exchange regulations.

.

22 Ericsson | Fourth quarter and full-year report 2023	Forward-looking statements

Auditors’ Review Report

Introduction

We have reviewed the condensed interim financial information (year-end report) of Telefonaktiebolaget LM Ericsson (publ.) as of December 31, 2023, and the twelve months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of the year-end report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this year-end report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the year-end report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, January 23, 2024

Deloitte AB

Thomas Strömberg

Authorized Public Accountant

23 Ericsson | Fourth quarter and full-year report 2023	Auditors’ Review Report

Financial statements and other information

24 Ericsson | Fourth quarter and full-year report 2023	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

		Q4			Jan-Dec
SEK million	Note	2023	2022	Change	2023	2022
Net sales	2	71,881	85,980	-16%	263,351	271,546
Cost of sales		-43,276	-50,411	-14%	-161,749	-158,251

Gross income	2	28,605	35,569	-20%	101,602	113,295

Research and development expenses		-13,018	-13,217	-2%	-50,664	-47,298
Selling and administrative expenses		-9,877	-11,791	-16%	-39,255	-35,692
Impairment losses on trade receivables		209	99	111%	-268	-40

Operating expenses		-22,686	-24,909	-9%	-90,187	-83,030

Other operating income and expenses 1)		-125	-2,824	-96%	-31,865	-3,262
Share of earnings of JV and associated companies		54	17	218%	124	17

Earnings before financial items and income tax (EBIT)	2	5,848	7,853	-26%	-20,326	27,020

Financial income and expenses, net	3	-938	-474	98%	-2,993	-2,411

Income after financial items		4,910	7,379	-33%	-23,319	24,609

Income tax		-1,501	-1,189	26%	-2,785	-5,497

Net income (loss)		3,409	6,190	-45%	-26,104	19,112

Net income (loss) attributable to:
Owners of the Parent Company		3,394	6,066		-26,446	18,724
Non-controlling interests		15	124		342	388
Other information
Average number of shares, basic (million)	8	3,330	3,330		3,330	3,330
Earnings (loss) per share, basic (SEK) 2)	8	1.02	1.82		-7.94	5.62
Earnings (loss) per share, diluted (SEK) 3)	8	1.02	1.82		-7.94	5.62

1)

Jan-Dec 2023 includes write-down of goodwill of SEK -31.9 billion. Jan-Dec 2022 includes a provision of SEK -2.3 billion in relation to a potential DPA breach resolution with DOJ, including estimated expenses for extended monitorship.

2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would improve earnings per share.

Condensed statement of comprehensive income (loss)

	Q4		Jan-Dec
SEK million	2023	2022	2023	2022
Net income (loss)	3,409	6,190	-26,104	19,112
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-8,460	-3,596	905	10,669
Revaluation of borrowings due to change in credit risk	-225	-661	-667	1,030
Cash flow hedge reserve
Gains/losses arising during the period	—	—	—	3,703
Transfer to goodwill	—	—	—	-3,677
Tax on items that will not be reclassified to profit or loss	1,505	57	-114	-3,067
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	3,258	2,189	754	-701
Reclassification adjustments on gains/losses included in profit or loss	400	153	1,090	280
Translation reserves
Changes in translation reserves	-7,126	-7,301	-2,375	7,130
Reclassification to profit or loss	-2	-55	59	-85
Share of other comprehensive income of JV and associated companies	-39	-24	-10	49
Tax on items that have been or may be reclassified to profit or loss	-754	-482	-380	87

Total other comprehensive income, net of tax	-11,443	-9,720	-738	15,418

Total comprehensive income (loss)	-8,034	-3,530	-26,842	34,530

Total comprehensive income (loss) attributable to:
Owners of the Parent Company	-8,134	-3,816	-27,233	34,274
Non-controlling interests	100	286	391	256

25 Ericsson | Fourth quarter and full-year report 2023	Financial statements

Condensed consolidated balance sheet

		Dec 31	Dec 31
SEK million	Note	2023	2022
Assets
Non-current assets
Intangible assets
Capitalized development expenses		4,678	3,705
Goodwill		52,944	84,570
Customer relationships, IPR and other intangible assets		22,667	26,340
Property, plant and equipment		12,195	14,236
Right-of-use assets		6,320	7,870
Financial assets
Equity in JV and associated companies		1,150	1,127
Other investments in shares and participations	5	2,091	2,074
Customer finance, non-current	5	1,347	415
Interest-bearing securities, non-current	5	9,931	9,164
Other financial assets, non-current	5	6,350	6,839
Deferred tax assets		22,375	19,394

		142,048	175,734

Current assets
Inventories		36,073	45,846
Contract assets		7,999	9,843
Trade receivables	5	42,215	48,413
Customer finance, current	5	5,570	4,955
Current tax assets		6,395	7,973
Other current receivables	5	11,962	9,688
Interest-bearing securities, current	5	9,584	8,736
Cash and cash equivalents	5	35,190	38,349

		154,988	173,803

Total assets		297,036	349,537

Equity and liabilities
Equity
Stockholders’ equity		98,673	134,814
Non-controlling interest in equity of subsidiaries		-1,265	-1,510

		97,408	133,304

Non-current liabilities
Post-employment benefits		26,229	27,361
Provisions, non-current	4	4,927	3,959
Deferred tax liabilities		3,880	4,784
Borrowings, non-current	5	29,218	26,946
Lease liabilities, non-current		5,220	6,818
Other non-current liabilities		755	745

		70,229	70,613

Current liabilities
Provisions, current	4	6,779	7,629
Borrowings, current	5	17,655	5,984
Lease liabilities, current		2,235	2,486
Contract liabilities		34,416	42,251
Trade payables	5	27,768	38,437
Current tax liabilities		3,561	2,640
Other current liabilities	5	36,985	46,193

		129,399	145,620

Total equity and liabilities		297,036	349,537

26 Ericsson | Fourth quarter and full-year report 2023	Financial statements

Condensed consolidated statement of cash flows

		Q4		Jan-Dec
SEK million	Note	2023	2022	2023	2022
Operating activities
Net income (loss)		3,409	6,190	-26,104	19,112
Adjustments for
Taxes		1,302	1,304	3,189	5,383
Earnings/ dividends in JV and associated companies		-46	-24	-58	55
Depreciation, amortization and impairment losses	6	3,083	3,535	43,889	10,543
Other		1,417	432	4,690	1,657

		9,165	11,437	25,606	36,750

Changes in operating net assets
Inventories		6,884	5,898	9,304	-7,740
Customer finance, current and non-current		5,720	-871	-1,708	-1,732
Trade receivables and contract assets		-2,089	-4,080	6,333	4,766
Trade payables		-966	-131	-10,037	-1,995
Provisions and post-employment benefits		1,051	1,749	1,308	2,339
Contract liabilities		-4,821	2,878	-7,088	5,794
Other operating assets and liabilities, net		801	5,235	-10,111	-813

		6,580	10,678	-11,999	619

Interest received		256	127	1,218	344
Interest paid		-543	-406	-2,280	-1,250
Taxes paid		-976	-1,941	-5,368	-5,600

Cash flow from operating activities		14,482	19,895	7,177	30,863

Investing activities
Investments in property, plant and equipment	6	-720	-1,502	-3,297	-4,477
Sales of property, plant and equipment		37	76	163	249
Acquisitions/divestments of subsidiaries and other operations, net		-225	-445	-2,140	-51,688
Product development	6	-551	-717	-2,173	-1,720
Purchase of interest-bearing securities		-11,318	-12,108	-15,304	-13,582
Sales of interest-bearing securities		1,116	789	11,739	40,541
Other investing activities	6	4,854	2,012	2,299	-3,720

Cash flow from investing activities		-6,807	-11,895	-8,713	-34,397

Financing activities
Proceeds from issuance of borrowings		11,578	1,301	19,728	10,755
Repayment of borrowings		-1,666	-121	-7,884	-16,029
Dividends paid		-4,504	-4,172	-9,104	-8,415
Repayment of lease liabilities		-783	-765	-2,857	-2,593
Other financing activities		-899	-183	1,124	352

Cash flow from financing activities		3,726	-3,940	1,007	-15,930

Effect of exchange rate changes on cash		-3,111	-2,460	-2,630	3,763

Net change in cash and cash equivalents		8,290	1,600	-3,159	-15,701

Cash and cash equivalents, beginning of period		26,900	36,749	38,349	54,050

Cash and cash equivalents, end of period		35,190	38,349	35,190	38,349

27 Ericsson | Fourth quarter and full-year report 2023	Financial statements

Condensed consolidated statement of changes in equity

	Jan-Dec
SEK million	2023	2022
Opening balance	133,304	107,099
Total comprehensive income (loss)	-26,842	34,530
Sale/repurchase of own shares	-50	—
Share issue, net	50	—
Long-term variable compensation plans	82	89
Dividends to shareholders	-9,104	-8,415
Transactions with non-controling interests	-32	1

Closing balance	97,408	133,304

Condensed consolidated income statement – isolated quarters

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	71,881	64,473	64,444	62,553	85,980	68,040	62,465	55,061
Cost of sales	-43,276	-39,745	-40,343	-38,385	-50,411	-39,905	-36,163	-31,772

Gross income	28,605	24,728	24,101	24,168	35,569	28,135	26,302	23,289

Research and development expenses	-13,018	-11,897	-13,777	-11,972	-13,217	-11,880	-11,496	-10,705
Selling and administrative expenses	-9,877	-9,617	-10,643	-9,118	-11,791	-9,441	-7,872	-6,588
Impairment losses on trade receivables	209	-115	-313	-49	99	38	3	-180

Operating expenses	-22,686	-21,629	-24,733	-21,139	-24,909	-21,283	-19,365	-17,473

Other operating income and expenses 1)	-125	-32,031	264	27	-2,824	234	393	-1,065
Share of earnings of JV and associated companies	54	24	56	-10	17	29	-22	-7

Earnings before financial items and income tax (EBIT)	5,848	-28,908	-312	3,046	7,853	7,115	7,308	4,744

Financial income and expenses, net	-938	-719	-419	-917	-474	-535	-759	-643

Income after financial items	4,910	-29,627	-731	2,129	7,379	6,580	6,549	4,101

Income tax	-1,501	-864	134	-554	-1,189	-1,220	-1,899	-1,189

Net income (loss)	3,409	-30,491	-597	1,575	6,190	5,360	4,650	2,912

Net income (loss) attributable to:
Owners of the Parent Company	3,394	-30,670	-686	1,516	6,066	5,214	4,504	2,940
Non-controlling interests	15	179	89	59	124	146	146	-28
Other information
Average number of shares, basic (million)	3,330	3,330	3,330	3,330	3,330	3,330	3,330	3,330
Earnings (loss) per share, basic (SEK) 2)	1.02	-9.21	-0.21	0.46	1.82	1.56	1.36	0.88
Earnings (loss) per share, diluted (SEK) 3)	1.02	-9.21	-0.21	0.45	1.82	1.56	1.35	0.88

1)

Q3 2023 includes write-down of goodwill of SEK -31.9 billion. Q4 2022 includes a provision of SEK -2.3 billion in relation to a potential resolution with the United States Department of Justice regarding previously announced, non-criminal, alleged breaches under the deferred prosecution agreement (DPA), including estimated expenses for the extended compliance monitorship, noting that the Company, on March 2, 2023, entered into the DOJ Plea Agreement with the DOJ and agreed to pay a fine of approximately SEK 2.2 billion. Q3 2022 includes revaluation of Ericsson Ventures investments of SEK 0.2 billion. Q2 2022 includes revaluation/disposals of Ericsson Ventures investments of SEK 0.1 billion. Q1 2022 includes a provision of SEK -0.9 billion for impairment of assets and other one-time costs due to the suspension of the affected business in Russia, and revaluation of Ericsson Venture investments of SEK -0.3 billion.

2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

28 Ericsson | Fourth quarter and full-year report 2023	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income (loss)	3,409	-30,491	-597	1,575	6,190	5,360	4,650	2,912
Adjustments for
Taxes	1,302	1,033	-215	1,069	1,304	1,307	1,751	1,021
Earnings/dividends in JV and associated companies	-46	27	-48	9	-24	-17	88	8
Depreciation, amortization and impairment losses	3,083	34,901	2,813	3,092	3,535	2,638	2,224	2,146
Other	1,417	1,021	606	1,646	432	-19	345	899

	9,165	6,491	2,559	7,391	11,437	9,269	9,058	6,986

Changes in operating net assets
Inventories	6,884	2,098	382	-60	5,898	-3,564	-4,728	-5,346
Customer finance, current and non-current	5,720	-4,702	558	-3,284	-871	-872	134	-123
Trade receivables and contract assets	-2,089	6,469	1,753	200	-4,080	4,595	3,350	901
Trade payables	-966	-4,367	-597	-4,107	-131	-1,817	1,324	-1,371
Provisions and post-employment benefits	1,051	379	841	-963	1,749	-58	-321	969
Contract liabilities	-4,821	-2,616	-5,204	5,553	2,878	-2,623	-721	6,260
Other operating assets and liabilities, net	801	-350	-1,457	-9,105	5,235	1,052	-333	-6,767

	6,580	-3,089	-3,724	-11,766	10,678	-3,287	-1,295	-5,477

Interest received	256	284	283	395	127	156	-17	78
Interest paid	-543	-599	-549	-589	-406	-196	-437	-211
Taxes paid	-976	-1,685	-1,451	-1,256	-1,941	-1,291	-1,022	-1,346

Cash flow from operating activities	14,482	1,402	-2,882	-5,825	19,895	4,651	6,287	30

Investing activities
Investments in property, plant and equipment	-720	-817	-806	-954	-1,502	-1,104	-1,053	-818
Sales of property, plant and equipment	37	51	42	33	76	74	61	38
Acquisitions/divestments of subs. and other operations, net	-225	-160	-911	-844	-445	-51,412	123	46
Product development	-551	-485	-562	-575	-717	-414	-301	-288
Purchase of interest-bearing securities	-11,318	-1,854	-2,132	—	-12,108	-437	-1,037	—
Sales of interest-bearing securities	1,116	2,847	4,072	3,704	789	978	22,747	16,027
Other investing activities	4,854	-1,445	-2,116	1,006	2,012	-6,537	1,384	-579

Cash flow from investing activities	-6,807	-1,863	-2,413	2,370	-11,895	-58,852	21,924	14,426

Financing activities
Proceeds from issuance of borrowings	11,578	6,097	1,026	1,027	1,301	1,666	—	7,788
Repayment of borrowings	-1,666	-2,306	-2,832	-1,080	-121	-5,915	-9,993	—
Dividends paid	-4,504	-9	-4,591	—	-4,172	-79	-4,164	—
Repayment of lease liabilities	-783	-691	-690	-693	-765	-658	-577	-593
Other financing activities	-899	2,029	18	-24	-183	-277	243	569

Cash flow from financing activities	3,726	5,120	-7,069	-770	-3,940	-5,263	-14,491	7,764

Effect of exchange rate changes on cash	-3,111	-90	562	9	-2,460	2,595	3,042	586

Net change in cash and cash equivalents	8,290	4,569	-11,802	-4,216	1,600	-56,869	16,762	22,806

Cash and cash equivalents, beginning of period	26,900	22,331	34,133	38,349	36,749	93,618	76,856	54,050

Cash and cash equivalents, end of period	35,190	26,900	22,331	34,133	38,349	36,749	93,618	76,856

29 Ericsson | Fourth quarter and full-year report 2023	Financial statements

Condensed Parent Company income statement

	Q4		Jan-Dec
SEK million	2023	2022	2023	2022
Net sales	—	—	—	—
Cost of sales	—	—	—	—
Gross income	—	—	—	—
Operating expenses	-442	-537	-1,818	-1,492
Other operating income and expenses	703	-1,234	3,606	691

EBIT	261	-1,771	1,788	-801

Financial net	13,683	-1,689	-2,496	19,213

Income (loss) after financial items	13,944	-3,460	-708	18,412

Transfers to (-) / from untaxed reserves	-81	-7,272	-81	-7,272
Income tax	-269	1,495	-382	631

Net income (loss)	13,594	-9,237	-1,171	11,771

Condensed Parent Company statement of comprehensive income (loss)

	Q4		Jan-Dec
SEK million	2023	2022	2023	2022
Net income (loss)	13,594	-9,237	-1,171	11,771
Cash flow hedge reserve
Gains/losses arising during the period	—	—	—	3,703
Transfer to investments	—	—	—	-3,677
Tax on items that will not be reclassified to profit or loss	—	-758	—	-758

Other comprehensive income (loss), net of tax	—	-758	—	-732

Total comprehensive income (loss)	13,594	-9,995	-1,171	11,039

30 Ericsson | Fourth quarter and full-year report 2023	Financial statements

Condensed Parent Company balance sheet

	Dec 31	Dec 31
SEK million	2023	2022
Assets
Fixed assets
Intangible assets	—	4
Tangible assets	344	380
Financial assets 1)	126,523	156,720

	126,867	157,104

Current assets
Receivables	22,433	27,664
Short-term investments	9,355	8,540
Cash and cash equivalents	15,640	23,731

	47,428	59,935

Total assets	174,295	217,039

Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,214	48,164
Non-restricted equity	27,584	37,753

	75,798	85,917

Provisions	275	2,435
Non-current liabilities	29,150	26,835
Current liabilities	69,072	101,852

Total stockholders’ equity, provisions and liabilities	174,295	217,039

1) Of which interest-bearing securities, non-current	9,930	9,157

31 Ericsson | Fourth quarter and full-year report 2023	Financial statements

Accounting policies and Explanatory notes (unaudited)

Note 1 – Accounting policies

The group

This condensed consolidated interim financial report for the reporting period ended December 31, 2023, has been prepared in accordance with Accounting Standard IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2022, and should be read in conjunction with that annual report. Amendments to IFRS standards that became effective during 2023 do not have a material impact on the result and financial position of the Company.

Changes applied in 2023

- IoT business reported in segment Other

The IoT business was divested in Q1 2023. As previously announced in Q4 2022 the IoT business has been transferred from segment Enterprise to segment Other in Q1 2023. In order to reflect the change all prior quarters in 2022 have been restated where applicable.

- Sensitivity disclosure related to Vonage CGU

The impairment charge in the Vonage CGU booked in Q3 2023 was a result of a higher post-tax discount rate compared to last year and lower revenue forecast in line with the lower market growth outlook. Consequently, the sensitivity of a reasonably possible change in the key assumptions has changed compared to the disclosure in the annual report. A change in the EBITA assumptions is most sensitive to a possible change.

32 Ericsson | Fourth quarter and full-year report 2023	Accounting policies and Explanatory notes

Note 2 – Segment information*)

Net sales by segment by quarter

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	44,998	41,537	42,440	42,467	58,626	48,147	45,983	40,712
Of which Products	34,704	31,740	32,774	32,175	45,804	35,763	35,299	31,131
Of which Services	10,294	9,797	9,666	10,292	12,822	12,384	10,684	9,581
Cloud Software and Services	19,558	15,564	15,108	13,400	20,210	14,213	14,014	12,087
Of which Products	7,046	5,010	5,161	4,455	8,047	4,752	4,675	3,631
Of which Services	12,512	10,554	9,947	8,945	12,163	9,461	9,339	8,456
Enterprise	6,698	6,673	6,379	5,995	6,314	4,981	1,703	1,599
Other	627	699	517	691	830	699	765	663

Total	71,881	64,473	64,444	62,553	85,980	68,040	62,465	55,061

	2023				2022
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	8%	-2%	0%	-28%	22%	5%	13%	-20%
Of which Products	9%	-3%	2%	-30%	28%	1%	13%	-22%
Of which Services	5%	1%	-6%	-20%	4%	16%	12%	-14%
Cloud Software and Services	26%	3%	13%	-34%	42%	1%	16%	-33%
Of which Products	41%	-3%	16%	-45%	69%	2%	29%	-49%
Of which Services	19%	6%	11%	-26%	29%	1%	10%	-22%
Enterprise	0%	5%	6%	-5%	27%	192%	7%	0%
Other	-10%	35%	-25%	-17%	19%	-9%	15%	-3%

Total	11%	0%	3%	-27%	26%	9%	13%	-23%

	2023				2022
Year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-23%	-14%	-8%	4%	15%	19%	15%	12%
Of which Products	-24%	-11%	-7%	3%	15%	15%	16%	13%
Of which Services	-20%	-21%	-10%	7%	15%	30%	13%	9%
Cloud Software and Services	-3%	10%	8%	11%	13%	4%	8%	3%
Of which Products	-12%	5%	10%	23%	13%	4%	18%	2%
Of which Services	3%	12%	7%	6%	12%	5%	4%	4%
Enterprise	6%	34%	275%	275%	295%	256%	20%	47%
Other	-24%	0%	-32%	4%	22%	5%	11%	-6%

Total	-16%	-5%	3%	14%	21%	21%	14%	11%

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	171,442	126,444	84,907	42,467	193,468	134,842	86,695	40,712
Of which Products	131,393	96,689	64,949	32,175	147,997	102,193	66,430	31,131
Of which Services	40,049	29,755	19,958	10,292	45,471	32,649	20,265	9,581
Cloud Software and Services	63,630	44,072	28,508	13,400	60,524	40,314	26,101	12,087
Of which Products	21,672	14,626	9,616	4,455	21,105	13,058	8,306	3,631
Of which Services	41,958	29,446	18,892	8,945	39,419	27,256	17,795	8,456
Enterprise	25,745	19,047	12,374	5,995	14,597	8,283	3,302	1,599
Other	2,534	1,907	1,208	691	2,957	2,127	1,428	663

Total	263,351	191,470	126,997	62,553	271,546	185,566	117,526	55,061

	2023				2022
Year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-11%	-6%	-2%	4%	15%	16%	14%	12%
Of which Products	-11%	-5%	-2%	3%	15%	15%	15%	13%
Of which Services	-12%	-9%	-2%	7%	17%	18%	11%	9%
Cloud Software and Services	5%	9%	9%	11%	8%	5%	6%	3%
Of which Products	3%	12%	16%	23%	10%	8%	10%	2%
Of which Services	6%	8%	6%	6%	7%	4%	4%	4%
Enterprise	76%	130%	275%	275%	165%	112%	31%	47%
Other	-14%	-10%	-15%	4%	8%	3%	2%	-6%

Total	-3%	3%	8%	14%	17%	15%	12%	11%

*)	Financial information by segment has been restated for the quarters 2022, where the divested IoT business in Q1 2023 has moved from segment Enterprise to segment Other.

33 Ericsson | Fourth quarter and full-year report 2023	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	18,626	16,146	16,318	16,869	26,056	21,366	20,735	18,211
Cloud Software and Services	7,174	5,494	4,944	4,476	6,664	4,516	4,692	4,234
Enterprise	2,968	3,253	2,954	2,841	2,885	2,429	900	882
Other	-163	-165	-115	-18	-36	-176	-25	-38

Total	28,605	24,728	24,101	24,168	35,569	28,135	26,302	23,289

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	67,959	49,333	33,187	16,869	86,368	60,312	38,946	18,211
Cloud Software and Services	22,088	14,914	9,420	4,476	20,106	13,442	8,926	4,234
Enterprise	12,016	9,048	5,795	2,841	7,096	4,211	1,782	882
Other	-461	-298	-133	-18	-275	-239	-63	-38

Total	101,602	72,997	48,269	24,168	113,295	77,726	49,591	23,289

EBIT (loss) by segment by quarter

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6,112	4,627	2,623	6,020	12,453	9,597	8,861	7,601
Cloud Software and Services	1,836	86	-1,200	-942	673	-792	-733	-837
Enterprise	-1,643	-33,302	-1,679	-1,712	-1,893	-1,456	-593	-531
Other	-457	-319	-56	-320	-3,380	-234	-227	-1,489

Total	5,848	-28,908	-312	3,046	7,853	7,115	7,308	4,744

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	19,382	13,270	8,643	6,020	38,512	26,059	16,462	7,601
Cloud Software and Services	-220	-2,056	-2,142	-942	-1,689	-2,362	-1,570	-837
Enterprise	-38,336	-36,693	-3,391	-1,712	-4,473	-2,580	-1,124	-531
Other	-1,152	-695	-376	-320	-5,330	-1,950	-1,716	-1,489

Total	-20,326	-26,174	2,734	3,046	27,020	19,167	12,052	4,744

*)	Financial information by segment has been restated for the quarters 2022, where the divested IoT business in Q1 2023 has moved from segment Enterprise to segment Other.

34 Ericsson | Fourth quarter and full-year report 2023	Accounting policies and Explanatory notes

Net sales by market area by quarter

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	11,804	13,764	13,839	13,911	11,239	7,914	7,962	5,836
North East Asia	9,129	5,378	5,062	4,363	8,396	5,597	7,319	5,421
North America	14,404	13,456	14,443	16,927	25,301	26,517	22,849	20,727
Europe and Latin America 1) 2)	19,218	15,475	15,972	14,219	20,877	15,298	15,325	15,290
Middle East and Africa	7,750	6,455	5,348	4,186	7,379	5,668	5,223	4,301
Other 1) 2)	9,576	9,945	9,780	8,947	12,788	7,046	3,787	3,486

Total	71,881	64,473	64,444	62,553	85,980	68,040	62,465	55,061

1) Of which in Sweden	339	454	370	611	778	833	950	678
2) Of which in EU	10,148	7,850	8,054	8,205	10,495	8,242	8,511	8,611

	2023				2022
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-14%	-1%	-1%	24%	42%	-1%	36%	-32%
North East Asia	70%	6%	16%	-48%	50%	-24%	35%	-45%
North America	7%	-7%	-15%	-33%	-5%	16%	10%	-7%
Europe and Latin America 1) 2)	24%	-3%	12%	-32%	36%	0%	0%	-21%
Middle East and Africa	20%	21%	28%	-43%	30%	9%	21%	-38%
Other 1) 2)	-4%	2%	9%	-30%	81%	86%	9%	-22%

Total	11%	0%	3%	-27%	26%	9%	13%	-23%

1) Of which in Sweden	-25%	23%	-39%	-21%	-7%	-12%	40%	-37%
2) Of which in EU	29%	-3%	-2%	-22%	27%	-3%	-1%	-15%

	2023				2022
Year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	5%	74%	74%	138%	31%	23%	12%	-13%
North East Asia	9%	-4%	-31%	-20%	-14%	-2%	3%	-16%
North America	-43%	-49%	-37%	-18%	14%	32%	27%	21%
Europe and Latin America 1) 2)	-8%	1%	4%	-7%	9%	6%	9%	21%
Middle East and Africa	5%	14%	2%	-3%	6%	14%	17%	-2%
Other 1) 2)	-25%	41%	158%	157%	186%	53%	-12%	40%

Total	-16%	-5%	3%	14%	21%	21%	14%	11%

1) Of which in Sweden	-56%	-45%	-61%	-10%	-28%	74%	135%	74%
2) Of which in EU	-3%	-5%	-5%	-5%	3%	17%	17%	27%

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	53,318	41,514	27,750	13,911	32,951	21,712	13,798	5,836
North East Asia	23,932	14,803	9,425	4,363	26,733	18,337	12,740	5,421
North America	59,230	44,826	31,370	16,927	95,394	70,093	43,576	20,727
Europe and Latin America 1) 2)	64,884	45,666	30,191	14,219	66,790	45,913	30,615	15,290
Middle East and Africa	23,739	15,989	9,534	4,186	22,571	15,192	9,524	4,301
Other 1) 2)	38,248	28,672	18,727	8,947	27,107	14,319	7,273	3,486

Total	263,351	191,470	126,997	62,553	271,546	185,566	117,526	55,061

1) Of which in Sweden	1,774	1,435	981	611	3,239	2,461	1,628	678
2) Of which in EU	34,257	24,109	16,259	8,205	35,859	25,364	17,122	8,611

	2023				2022
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	62%	91%	101%	138%	14%	7%	0%	-13%
North East Asia	-10%	-19%	-26%	-20%	-8%	-5%	-6%	-16%
North America	-38%	-36%	-28%	-18%	23%	27%	24%	21%
Europe and Latin America 1) 2)	-3%	-1%	-1%	-7%	11%	12%	15%	21%
Middle East and Africa	5%	5%	0%	-3%	9%	10%	8%	-2%
Other 1) 2)	41%	100%	157%	157%	71%	26%	7%	40%

Total	-3%	3%	8%	14%	17%	15%	12%	11%

1) Of which in Sweden	-45%	-42%	-40%	-10%	38%	94%	105%	74%
2) Of which in EU	-4%	-5%	-5%	-5%	15%	20%	22%	27%

35 Ericsson | Fourth quarter and full-year report 2023	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q4 2023					Jan-Dec 2023
SEK million	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	8,889	2,907	8	0	11,804	43,235	10,038	36	9	53,318
North East Asia	7,316	1,756	8	49	9,129	18,986	4,720	37	189	23,932
North America	10,201	4,074	83	46	14,404	44,640	14,199	266	125	59,230
Europe and Latin America	12,149	6,994	74	1	19,218	42,298	22,270	245	71	64,884
Middle East and Africa	4,254	3,379	116	1	7,750	12,902	10,457	378	2	23,739
Other 1)	2,189	448	6,409	530	9,576	9,381	1,946	24,783	2,138	38,248

Total	44,998	19,558	6,698	627	71,881	171,442	63,630	25,745	2,534	263,351

Share of total	63%	27%	9%	1%	100%	65%	24%	10%	1%	100%

1)	Includes primarily IPR licensing revenues and a major part of segment Enterprise.

	Q4 2023
Sequential change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	-20%	11%	-27%	—	-14%
North East Asia	66%	104%	-50%	-42%	70%
North America	6%	10%	-15%	-33%	7%
Europe and Latin America	18%	38%	-4%	—	24%
Middle East and Africa	15%	26%	57%	-200%	20%
Other	-8%	-28%	0%	-3%	-4%

Total	8%	26%	0%	-10%	11%

	Q4 2023					Jan-Dec2023
Year over year change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
South East Asia, Oceania and India	5%	8%	14%	-100%	5%	82%	9%	112%	-85%	62%
North East Asia	5%	31%	167%	-26%	9%	-16%	18%	363%	-15%	-10%
North America	-51%	-11%	277%	77%	-43%	-46%	6%	466%	84%	-38%
Europe and Latin America	-11%	-1%	95%	-99%	-8%	-5%	3%	147%	-83%	-3%
Middle East and Africa	14%	-4%	-12%	-92%	5%	10%	0%	3%	-92%	5%
Other	-57%	-58%	5%	-6%	-25%	4%	5%	76%	-2%	41%

Total	-23%	-3%	6%	-24%	-16%	-11%	5%	76%	-14%	-3%

36 Ericsson | Fourth quarter and full-year report 2023	Accounting policies and Explanatory notes

Top 5 countries in sales

	Q4		Jan-Dec
Country, percentage of net sales1)	2023	2022	2023	2022
United States	29%	41%	32%	40%
India	8%	6%	12%	4%
China	5%	3%	4%	4%
Japan	6%	4%	4%	4%
United Kingdom	4%	3%	4%	3%

1)	Countries included based on Jan-Dec 2023. Includes IPR licensing revenues.

IPR licensing revenues by segment by quarter

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	2,176	2,283	2,603	2,041	4,917	1,282	1,186	1,142
Cloud Software and Services	478	500	572	448	1,080	281	261	250

Total	2,654	2,783	3,175	2,489	5,997	1,563	1,447	1,392

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	9,103	6,927	4,644	2,041	8,527	3,610	2,328	1,142
Cloud Software and Services	1,998	1,520	1,020	448	1,872	792	511	250

Total	11,101	8,447	5,664	2,489	10,399	4,402	2,839	1,392

Note 3 – Financial income and expenses, net

Financial income and expenses, net

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Financial income	518	471	639	517	283	319	117	59
Financial expenses	-1,287	-1,024	-942	-865	-757	-428	-452	-293
Net foreign exchange gains/losses	-169	-166	-116	-569	—	-426	-424	-409

Total	-938	-719	-419	-917	-474	-535	-759	-643

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Financial income	2,145	1,627	1,156	517	778	495	176	59
Financial expenses	-4,118	-2,831	-1,807	-865	-1,930	-1,173	-745	-293
Net foreign exchange gains/losses	-1,020	-851	-685	-569	-1,259	-1,259	-833	-409

Total	-2,993	-2,055	-1,336	-917	-2,411	-1,937	-1,402	-643

37 Ericsson | Fourth quarter and full-year report 2023	Accounting policies and Explanatory notes

Note 4 – Provisions

Provisions

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	11,535	12,005	10,541	11,588	10,562	9,668	10,197	9,504
Additions1)	2,556	1,462	4,760	1,699	4,304	351	547	1,583
Utilization	-1,728	-1,422	-2,953	-2,463	-1,974	-533	-893	-1,173
Of which restructuring	-1,175	-994	-423	-274	-150	-70	-51	-67
Reversal of excess amounts	-368	-384	-564	-224	-1,034	-236	-316	-452
Reclassification, translation difference and other	-289	-126	221	-59	-270	1,312	133	735

Closing balance	11,706	11,535	12,005	10,541	11,588	10,562	9,668	10,197

Of which restructuring	3,720	4,235	4,413	1,096	668	595	579	604

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	11,588	11,588	11,588	11,588	9,504	9,504	9,504	9,504
Additions1)	10,477	7,921	6,459	1,699	6,785	2,481	2,130	1,583
Utilization	-8,566	-6,838	-5,416	-2,463	-4,573	-2,599	-2,066	-1,173
Of which restructuring	-2,866	-1,691	-697	-274	-338	-188	-118	-67
Reversal of excess amounts	-1,540	-1,172	-788	-224	-2,038	-1,004	-768	-452
Reclassification, translation difference and other	-253	36	162	-59	1,910	2,180	868	735

Closing balance	11,706	11,535	12,005	10,541	11,588	10,562	9,668	10,197

Of which restructuring	3,720	4,235	4,413	1,096	668	595	579	604

1)

Q1-Q4 2023 mainly relates to restructuring provisions for the cost-reduction activities. Q4 2022 includes a provision of SEK -2.3 billion in relation to a potential resolution with the United States Department of Justice regarding previously announced, non-criminal, alleged breaches under the deferred prosecution agreement (DPA), including estimated expenses for the extended compliance monitorship, noting that the Company, on March 2, 2023, entered into the DOJ Plea Agreement with the DOJ and the provision was utilized in Q2 2023.

38 Ericsson | Fourth quarter and full-year report 2023	Accounting policies and Explanatory notes

Note 5 – Financial risk management

Since Q1 2023, liquidity portfolios in some subsidiaries have been managed globally on a fair value basis, therefore deposits (cash equivalents) held in these portfolios are classified as fair value through P&L (previously classified as amortized costs). During the year, the Company issued Commercial Papers and drew down its revolving credit facilities for short term liquidity purposes, both borrowings are classified as amortized costs liabilities.

There have been no changes to the fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

Financial instruments

SEK billion	Dec 31 2023				Dec 31 2022
	Fair value hierarchy level				Fair value hierarchy level
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Assets at fair value through profit or loss
Customer finance 1)	6.9	—	—	6.9	5.4	—	—	5.4
Interest-bearing securities	19.1	18.6	0.5	—	17.5	17.5	—	—
Cash equivalents 2)	17.5	0.8	16.7	—	15.7	—	15.7	—
Other financial assets	2.1	0.1	—	2.0	2.1	0.1	—	2.0
Other current assets	1.9	—	1.9	—	1.1	—	1.1	—
Assets at fair value through OCI
Trade receivables	42.2	—	—	42.2	48.4	—	—	48.4
Assets at amortized costs
Interest-bearing securities	0.4	—	—	—	0.4	—	—	—
Cash equivalents 2)	—	—	—	—	2.9	—	—	—
Other financial assets	0.6	—	—	—	0.6	—	—	—

Total financial assets	90.7				94.1

Financial liabilities at designated FVTPL
Parent company borrowings	-38.0	-23.7	-14.3	—	-29.6	-16.7	-12.9	—
Financial liabilities at FVTPL
Other current liabilities	-1.8	—	-1.8	—	-2.6	—	-2.6	—
Liabilities at amortized cost
Trade payables	-27.8	—	—	—	-38.4	—	—	—
Borrowings	-8.9	—	—	—	-3.3	—	—	—

Total financial liabilities	-76.4				-73.9

1)	Year to date movements of customer finance receivables are as follows: additions of SEK 49.6 billion, disposals and repayments of SEK 47.4 billion and revaluation loss of SEK 0.6 billion.
2)	Total Cash and cash equivalent is SEK 35.2 (38.3 on Dec 31, 2022) billion, of which SEK 17.5 (18.6 on Dec 31, 2022) billion relating to Cash equivalents are presented in the table above.

Exchange rates used in the consolidation

	Jan-Dec
	2023	2022
SEK/EUR - closing rate	11.09	11.08
SEK/USD - closing rate	10.01	10.38

39 Ericsson | Fourth quarter and full-year report 2023	Accounting policies and Explanatory notes

Note 6 – Cash flow

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	720	817	806	954	1,502	1,104	1,053	818
Capitalized development expenses	551	485	562	575	717	414	301	288
IPR, brands and other intangible assets	1	—	94	2	120	2	2	2

Total	1,272	1,302	1,462	1,531	2,339	1,520	1,356	1,108

Depreciation, amortization and impairment losses
Property, plant and equipment	1,354	1,331	1,066	1,183	1,250	1,100	1,074	964
Capitalized development expenses	274	222	244	397	395	387	403	401
Goodwill, IPR, brands and other intangible assets	846	32,735	853	803	1,196	499	159	198
Right-of-use assets	609	613	650	709	694	652	588	583

Total	3,083	34,901	2,813	3,092	3,535	2,638	2,224	2,146

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	3,297	2,577	1,760	954	4,477	2,975	1,871	818
Capitalized development expenses	2,173	1,622	1,137	575	1,720	1,003	589	288
IPR, brands and other intangible assets	97	96	96	2	126	6	4	2

Total	5,567	4,295	2,993	1,531	6,323	3,984	2,464	1,108

Depreciation, amortization and impairment losses
Property, plant and equipment	4,934	3,580	2,249	1,183	4,388	3,138	2,038	964
Capitalized development expenses	1,137	863	641	397	1,586	1,191	804	401
Goodwill, IPR, brands and other intangible assets	35,237	34,391	1,656	803	2,052	856	357	198
Right-of-use assets	2,581	1,972	1,359	709	2,517	1,823	1,171	583

Total	43,889	40,806	5,905	3,092	10,543	7,008	4,370	2,146

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

SEK million	Dec 31 2023	Dec 31 2022
Contingent liabilities	3,037	3,322
Assets pledged as collateral	8,501	7,226

40 Ericsson | Fourth quarter and full-year report 2023	Accounting policies and Explanatory notes

Note 8 – Share information

Number of shares and earnings per share

	Q4		Jan-Dec
	2023	2022	2023	2022
Number of shares, end of period (million)	3,344	3,334	3,344	3,334
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,082	3,072	3,082	3,072
Number of treasury shares, end of period (million)	14	4	14	4
Number of shares outstanding, basic, end of period (million)	3,330	3,330	3,330	3,330
Numbers of shares outstanding, diluted, end of period (million)	3,330	3,334	3,330	3,334
Average number of treasury shares (million)	14	4	11	4
Average number of shares outstanding, basic (million)	3,330	3,330	3,330	3,330
Average number of shares outstanding, diluted (million) 1)	3,330	3,334	3,330	3,334
Earnings(loss)per share, basic (SEK) 2)	1.02	1.82	-7.94	5.62
Earnings(loss)per share, diluted (SEK) 1)	1.02	1.82	-7.94	5.62

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income attributable to owners of the Parent Company.

The proposed dividend of SEK 2.70 per share was approved by the AGM on March 29, 2023. The dividend was paid out in two equal installments; SEK 1.35 per share in Q2 and in Q4 2023.

Note 9 – Employee information

Number of employees

	2023				2022
End of period	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	27,016	27,648	27,726	27,981	27,761	26,844	26,127	26,255
North East Asia	12,331	12,535	12,602	13,136	13,207	13,219	13,077	12,999
North America	10,744	10,860	11,518	11,765	11,993	11,706	10,501	10,327
Europe and Latin America 1)	45,380	45,821	47,521	47,500	48,023	48,144	47,240	46,994
Middle East and Africa	4,481	4,487	4,523	4,549	4,545	4,577	4,514	4,492

Total	99,952	101,351	103,890	104,931	105,529	104,490	101,459	101,067

1) Of which in Sweden	13,977	14,109	14,713	14,384	14,481	14,444	14,564	14,195

Note 10 – Business combinations

On April 3, 2023, Cradlepoint, a wholly owned subsidiary of Ericsson, made a small acquisition and acquired 100% of the shares in Israel-based Ericom Software Limited in an all cash transaction. Ericom, with their advanced enterprise cloud security platform, will solidify Cradlepoint’s SASE (secure access service edge) and zero trust offerings for hybrid 5G and wireline environments. Goodwill in this transaction represents future technology and technology synergies and is not expected to be deductible for tax purposes. Balances to facilitate the purchase price allocation are final.

41 Ericsson | Fourth quarter and full-year report 2023	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APMs should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2022.

42 Ericsson | Fourth quarter and full-year report 2023	Alternative performance measures

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales.

	2023				2022
Isolated quarters, year over year change	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	71,881	64,473	64,444	62,553	85,980	68,040	62,465	55,061
Acquired business	—	-1,000	-4,154	-3,894	-4,090	-2,925	—	—
Net FX impact	-111	-2,052	-3,662	-3,596	-9,489	-7,437	-5,034	-4,008
Comparable net sales, excluding FX impact	71,770	61,421	56,628	55,063	72,401	57,678	57,431	51,053
Com parable quarter net sales adj. for acq/div business	85,980	68,040	62,292	55,061	71,332	56,263	54,941	49,778
Sales growth adjusted for comparable units and currency (% )	-17%	-10%	-9%	0%	1%	3%	5%	3%

	2023				2022
Year to date, year over year change	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	263,351	191,470	126,997	62,553	271,546	185,566	117,526	55,061
Acquired business	-9,048	-9,048	-8,048	-3,894	-7,015	-2,925	—	—
Net FX impact	-9,421	-9,310	-7,258	-3,596	-25,968	-16,479	-9,042	-4,008
Com parable net sales, excluding FX impact	244,882	173,112	111,691	55,063	238,563	166,162	108,484	51,053
Com parable quarter net sales adj for acq/div business	271,373	185,393	117,353	55,061	232,314	160,982	104,719	49,778
Sales growth adjusted for comparable units and currency (% )	-10%	-7%	-5%	0%	3%	3%	4%	3%

43 Ericsson | Fourth quarter and full-year report 2023	Alternative performance measures

Items excluding restructuring charges and goodwill impairments

Gross income, operating expenses, and EBIT are presented excluding restructuring charges and goodwill impairments and, for certain measures, as a percentage of net sales.

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	28,605	24,728	24,101	24,168	35,569	28,135	26,302	23,289
Net sales	71,881	64,473	64,444	62,553	85,980	68,040	62,465	55,061
Gross margin (%)	39.8%	38.4%	37.4%	38.6%	41.4%	41.4%	42.1%	42.3%
Gross income	28,605	24,728	24,101	24,168	35,569	28,135	26,302	23,289
Restructuring charges included in cost of sales	956	548	552	746	96	55	42	2
Gross income excluding restructuring charges	29,561	25,276	24,653	24,914	35,665	28,190	26,344	23,291
Net sales	71,881	64,473	64,444	62,553	85,980	68,040	62,465	55,061
Gross margin excluding restructuring charges (%)	41.1%	39.2%	38.3%	39.8%	41.5%	41.4%	42.2%	42.3%
Operating expenses	-22,686	-21,629	-24,733	-21,139	-24,909	-21,283	-19,365	-17,473
Restructuring charges included in R&D expenses	484	197	1,659	91	10	7	4	33
Restructuring charges included in selling and administrative expenses	80	143	922	143	122	19	3	6
Operating expenses excluding restructuring charges	-22,122	-21,289	-22,152	-20,905	-24,777	-21,257	-19,358	-17,434
EBIT (loss)	5,848	-28,908	-312	3,046	7,853	7,115	7,308	4,744
Net sales	71,881	64,473	64,444	62,553	85,980	68,040	62,465	55,061
EBIT margin (%)	8.1%	-44.8%	-0.5%	4.9%	9.1%	10.5%	11.7%	8.6%
EBIT (loss)	5,848	-28,908	-312	3,046	7,853	7,115	7,308	4,744
Total restructuring charges	1,520	888	3,133	980	228	81	49	41
EBIT (loss) excluding restructuring charges	7,368	-28,020	2,821	4,026	8,081	7,196	7,357	4,785
Net sales	71,881	64,473	64,444	62,553	85,980	68,040	62,465	55,061
EBIT margin excluding restructuring charges (%)	10.3%	-43.5%	4.4%	6.4%	9.4%	10.6%	11.8%	8.7%
EBIT (loss) excluding restructuring charges	7,368	-28,020	2,821	4,026	8,081	7,196	7,357	4,785
Impairment of goodwill	—	31,897	—	—	—	—	—	—
EBIT excluding restructuring charges and goodwill impairments	7,368	3,877	2,821	4,026	8,081	7,196	7,357	4,785
Net sales	71,881	64,473	64,444	62,553	85,980	68,040	62,465	55,061
EBIT margin excluding restructuring charges and goodwill impairments (%)	10.3%	6.0%	4.4%	6.4%	9.4%	10.6%	11.8%	8.7%

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	101,602	72,997	48,269	24,168	113,295	77,726	49,591	23,289
Net sales	263,351	191,470	126,997	62,553	271,546	185,566	117,526	55,061
Gross margin (%)	38.6%	38.1%	38.0%	38.6%	41.7%	41.9%	42.2%	42.3%
Gross income	101,602	72,997	48,269	24,168	113,295	77,726	49,591	23,289
Restructuring charges included in cost of sales	2,802	1,846	1,298	746	195	99	44	2
Gross income excluding restructuring charges	104,404	74,843	49,567	24,914	113,490	77,825	49,635	23,291
Net sales	263,351	191,470	126,997	62,553	271,546	185,566	117,526	55,061
Gross margin excluding restructuring charges (%)	39.6%	39.1%	39.0%	39.8%	41.8%	41.9%	42.2%	42.3%
Operating expenses	-90,187	-67,501	-45,872	-21,139	-83,030	-58,121	-36,838	-17,473
Restructuring charges included in R&D expenses	2,431	1,947	1,750	91	54	44	37	33
Restructuring charges included in selling and administrative expenses	1,288	1,208	1,065	143	150	28	9	6
Operating expenses excluding restructuring charges	-86,468	-64,346	-43,057	-20,905	-82,826	-58,049	-36,792	-17,434
EBIT (loss)	-20,326	-26,174	2,734	3,046	27,020	19,167	12,052	4,744
Net sales	263,351	191,470	126,997	62,553	271,546	185,566	117,526	55,061
EBIT margin (%)	-7.7%	-13.7%	2.2%	4.9%	10.0%	10.3%	10.3%	8.6%
EBIT (loss)	-20,326	-26,174	2,734	3,046	27,020	19,167	12,052	4,744
Total restructuring charges	6,521	5,001	4,113	980	399	171	90	41
EBIT (loss) excluding restructuring charges	-13,805	-21,173	6,847	4,026	27,419	19,338	12,142	4,785
Net sales	263,351	191,470	126,997	62,553	271,546	185,566	117,526	55,061
EBIT margin excluding restructuring charges (%)	-5.2%	-11.1%	5.4%	6.4%	10.1%	10.4%	10.3%	8.7%
EBIT (loss) excluding restructuring charges	-13,805	-21,173	6,847	4,026	27,419	19,338	12,142	4,785
Impairment of goodwill	31,897	31,897	0	0	0	0	0	0
EBIT excluding restructuring charges and goodwill impairments	18,092	10,724	6,847	4,026	27,419	19,338	12,142	4,785
Net sales	263,351	191,470	126,997	62,553	271,546	185,566	117,526	55,061
EBIT margin excluding restructuring charges and good will impairments (%)	6.9%	5.6%	5.4%	6.4%	10.1%	10.4%	10.3%	8.7%

44 Ericsson | Fourth quarter and full-year report 2023	Alternative performance measures

EBITA and EBITA margin / EBITA and EBITA margin excluding restructuring charges

Earnings before interest, taxes, amortizations and write-downs of acquired intangibles (including goodwill) also expressed as a percentage of net sales.

EBITA excluding restructuring charges also expressed as a percentage of net sales.

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss)	3,409	-30,491	-597	1,575	6,190	5,360	4,650	2,912
Income tax	1,501	864	-134	554	1,189	1,220	1,899	1,189
Financial income and expenses, net	938	719	419	917	474	535	759	643
Amortizations and w rite-downs of acquired intangibles1)	846	32,736	854	802	1,196	498	158	199
EBITA	6,694	3,828	542	3,848	9,049	7,613	7,466	4,943
Net sales	71,881	64,473	64,444	62,553	85,980	68,040	62,465	55,061
EBITA margin (%)	9.3%	5.9%	0.8%	6.2%	10.5%	11.2%	12.0%	9.0%
Restructuring charges	1,520	888	3,133	980	228	81	49	41
EBITA excluding restructuring charges	8,214	4,716	3,675	4,828	9,277	7,694	7,515	4,984
EBITA margin excluding restructuring charges (%)	11.4%	7.3%	5.7%	7.7%	10.8%	11.3%	12.0%	9.1%

1)	Of which segment Enterprise 813 in Q4 2023, 32,702 in Q3 2023 ,788 in Q2 2023, 767 in Q1 2023, 1,062 in Q4 2022, 447 in Q3 2022, 107 in Q2 2022 and 117 in Q1 2022.

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	-26,104	-29,513	978	1,575	19,112	12,922	7,562	2,912
Income tax	2,785	1,284	420	554	5,497	4,308	3,088	1,189
Financial income and expenses, net	2,993	2,055	1,336	917	2,411	1,937	1,402	643
Amortizations and write-downs of acquired intangibles1)	35,238	34,392	1,656	802	2,051	855	357	199
EBITA	14,912	8,218	4,390	3,848	29,071	20,022	12,409	4,943
Net sales	263,351	191,470	126,997	62,553	271,546	185,566	117,526	55,061
EBITA margin (%)	5.7%	4.3%	3.5%	6.2%	10.7%	10.8%	10.6%	9.0%
Restructuring charges	6,521	5,001	4,113	980	399	171	90	41
EBITA excluding restructuring charges	21,433	13,219	8,503	4,828	29,470	20,193	12,499	4,984
EBITA margin excluding restructuring charges (%)	8.1%	6.9%	6.7%	7.7%	10.9%	10.9%	10.6%	9.1%

1)

Of which segment Enterprise 35,070 in Jan-Dec 2023, 34,257 in Jan-Sep 2023, 1,555 in Jan-Jun 2023, 767 in Jan-Mar 2023, 1,733 in Jan-Dec 2022, 671 in Jan-Sep 2022, 224 in Jan-Jun 2022 and 117 in Jan-Mar 2022.

Additionally, Ericsson provides forward-looking targets for EBITA margin excluding restructuring charges and free cash flow before M&A, which are non-IFRS financial measures. Ericsson has not provided quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are dependent on specific items or impacts that are not yet determined, are subject to incarcerating and variability in timing and amount due to their nature, are outside of Ericsson’s control or cannot be predicted, including items and impacts such as currency exchange rate changes, acquisitions and disposals, and charges such as impairments or acquisition related charges. Accordingly, reconciliation of these non-IFRS forward-looking financial measures to the most directly comparable IFRS financial measures are not available without unreasonable efforts. Such unavailable reconciling items could significantly impact our results of operations and financial condition.

Rolling four quarters of net sales and EBIT margin excluding restructuring charges (%)

Net sales, EBIT margin and restructuring charges as a sum of last four quarters.

	2023				2022
Rolling four quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	263,351	277,450	281,017	279,038	271,546	256,898	245,121	237,597
EBIT (loss)	-20,326	-18,321	17,702	25,322	27,020	31,028	32,748	31,263
Restructuring charges	6,521	5,229	4,422	1,338	399	634	558	513
EBIT (loss) excl. restr. charges	-13,805	-13,092	22,124	26,660	27,419	31,662	33,306	31,776
EBIT margin excl. restr. charges (% )	-5.2%	-4.7%	7.9%	9.6%	10.1%	12.3%	13.6%	13.4%

45 Ericsson | Fourth quarter and full-year report 2023	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2023				2022
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	35,190	26,900	22,331	34,133	38,349	36,749	93,618	76,856
+ Interest-bearing securities, current	9,584	9,553	8,513	9,259	8,736	6,640	3,715	12,292
+ Interest-bearing securities, non-current	9,931	4,032	4,878	3,925	9,164	2,423	3,061	15,022
Gross cash, end of period	54,705	40,485	35,722	47,317	56,249	45,812	100,394	104,170
- Borrowings, current	17,655	18,772	10,354	11,577	5,984	5,437	3,686	10,403
- Borrowings, non-current	29,218	20,103	23,476	22,167	26,946	26,994	26,363	28,599
Net cash, end of period	7,832	1,610	1,892	13,573	23,319	13,381	70,345	65,168

Capital employed

Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions, deferred tax liabilities, contract liabilities, other non-current liabilities, current provisions, trade payables, current tax liabilities and other current liabilities).

	2023				2022
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	297,036	306,349	343,358	345,658	349,537	361,166	332,453	323,935
Non-interest-bearing provisions and liabilities
Provisions, non-current	4,927	5,190	5,263	4,119	3,959	4,511	4,020	4,498
Deferred tax liabilities	3,880	4,343	4,887	4,986	4,784	8,025	1,250	1,012
Other non-current liabilities	755	812	788	716	745	791	762	1,070
Provisions, current	6,779	6,345	6,742	6,422	7,629	6,051	5,648	5,699
Contract liabilities	34,416	41,234	44,237	47,916	42,251	41,105	41,547	39,875
Trade payables	27,768	30,629	35,463	34,554	38,437	40,864	39,539	35,316
Current tax liabilities	3,561	3,029	2,665	2,478	2,640	5,008	6,703	5,701
Other current liabilities	36,985	43,841	45,637	49,064	46,193	50,554	40,346	41,919
Capital employed	177,965	170,926	197,676	195,403	202,899	204,257	192,638	188,845

Capital turnover

Annualized net sales divided by average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	71,881	64,473	64,444	62,553	85,980	68,040	62,465	55,061
Annualized net sales	287,524	257,892	257,776	250,212	343,920	272,160	249,860	220,244
Average capital employed
Capital employed at beginning of period	170,926	197,676	195,403	202,899	204,257	192,638	188,845	184,283
Capital employed at end of period	177,965	170,926	197,676	195,403	202,899	204,257	192,638	188,845
Average capital employed	174,446	184,301	196,540	199,151	203,578	198,448	190,742	186,564
Capital turnover (times)	1.6	1.4	1.3	1.3	1.7	1.4	1.3	1.2

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	263,351	191,470	126,997	62,553	271,546	185,566	117,526	55,061
Annualized net sales	263,351	255,293	253,994	250,212	271,546	247,421	235,052	220,244
Average capital employed
Capital employed at beginning of period	202,899	202,899	202,899	202,899	184,283	184,283	184,283	184,283
Capital employed at end of period	177,965	170,926	197,676	195,403	202,899	204,257	192,638	188,845
Average capital employed	190,432	186,913	200,288	199,151	193,591	194,270	188,461	186,564
Capital turn over (times)	1.4	1.4	1.3	1.3	1.4	1.3	1.2	1.2

46 Ericsson | Fourth quarter and full-year report 2023	Alternative performance measures

Return on capital employed

The annualized total of EBIT as a percentage of average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
EBIT (loss)	5,848	-28,908	-312	3,046	7,853	7,115	7,308	4,744
Annualized EBIT (loss)	23,392	-115,632	-1,248	12,184	31,412	28,460	29,232	18,976
Average capital employed
Capital employed at beginning of period	170,926	197,676	195,403	202,899	204,257	192,638	188,845	184,283
Capital employed at end of period	177,965	170,926	197,676	195,403	202,899	204,257	192,638	188,845
Average capital employed	174,446	184,301	196,540	199,151	203,578	198,448	190,742	186,564
Return on capital employed (%)	13.4%	-62.7%	-0.6%	6.1%	15.4%	14.3%	15.3%	10.2%

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
EBIT (loss)	-20,326	-26,174	2,734	3,046	27,020	19,167	12,052	4,744
Annualized EBIT (loss)	-20,326	-34,899	5,468	12,184	27,020	25,556	24,104	18,976
Average capital employed
Capital employed at beginning of period	202,899	202,899	202,899	202,899	184,283	184,283	184,283	184,283
Capital employed at end of period	177,965	170,926	197,676	195,403	202,899	204,257	192,638	188,845
Average capital employed	190,432	186,913	200,288	199,151	193,591	194,270	188,461	186,564
Return on capital employed (%)	-10.7%	-18.7%	2.7%	6.1%	14.0%	13.2%	12.8%	10.2%

Equity ratio

Equity expressed as a percentage of total assets.

	2023				2022
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	97,408	105,435	132,355	125,832	133,304	136,820	127,799	109,879
Total assets	297,036	306,349	343,358	345,658	349,537	361,166	332,453	323,935
Equity ratio (%)	32.8%	34.4%	38.5%	36.4%	38.1%	37.9%	38.4%	33.9%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss) attributable to owners of the Parent Company	3,394	-30,670	-686	1,516	6,066	5,214	4,504	2,940
Annualized	13,576	-122,680	-2,744	6,064	24,264	20,856	18,016	11,760
Average stockholders’ equity
Stockholders’ equity, beginning of period	106,791	133,869	127,396	134,814	138,607	129,620	111,701	108,775
Stockholders’ equity, end of period	98,673	106,791	133,869	127,396	134,814	138,607	129,620	111,701
Average stockholders’ equity	102,732	120,330	130,633	131,105	136,711	134,114	120,661	110,238
Return on equity (%)	13.2%	-102.0%	-2.1%	4.6%	17.7%	15.6%	14.9%	10.7%

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss) attributable to owners of the Parent Company	-26,446	-29,840	830	1,516	18,724	12,658	7,444	2,940
Annualized	-26,446	-39,787	1,660	6,064	18,724	16,877	14,888	11,760
Average stockholders’ equity
Stockholders’ equity, beginning of period	134,814	134,814	134,814	134,814	108,775	108,775	108,775	108,775
Stockholders’ equity, end of period	98,673	106,791	133,869	127,396	134,814	138,607	129,620	111,701
Average stockholders’ equity	116,744	120,803	134,342	131,105	121,795	123,691	119,198	110,238
Return on equity (%)	-22.7%	-32.9%	1.2%	4.6%	15.4%	13.6%	12.5%	10.7%

47 Ericsson | Fourth quarter and full-year report 2023	Alternative performance measures

Free cash flow before M&A / Free cash flow after M&A/ Free cash flow after M&A (% of net sales)

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

Free cash flow after M&A (% of net sales): Free cash flow after M&A as a percentage of net sales.

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	14,482	1,402	-2,882	-5,825	19,895	4,651	6,287	30
Net capital expenditures and other investments (excl M&A)
Investments in property, plant and equipment	-720	-817	-806	-954	-1,502	-1,104	-1,053	-818
Sales of property, plant and equipment	37	51	42	33	76	74	61	38
Product development	-551	-485	-562	-575	-717	-414	-301	-288
Other investments ¹)	-1	0	-94	-2	-121	-1	23	-27
Repayment of lease liabilities	-783	-691	-690	-693	-765	-658	-577	-593
Free cash flow before M&A	12,464	-540	-4,992	-8,016	16,866	2,548	4,440	-1,658
Acquisitions/ divestments of subs and other operations, net	-225	-160	-911	-844	-445	-51,412	123	46
Free cash flow after M&A	12,239	-700	-5,903	-8,860	16,421	-48,864	4,563	-1,612
Net sales	71,881	64,473	64,444	62,553	85,980	68,040	62,465	55,061
Free cash flow after M&A (% of net sales)	17.0%	-1.1%	-9.2%	-14.2%	19.1%	-71.8%	7.3%	-2.9%

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	7,177	-7,305	-8,707	-5,825	30,863	10,968	6,317	30
Net capital expenditures and other investments (excl M&A)
Investments in property, plant and equipment	-3,297	-2,577	-1,760	-954	-4,477	-2,975	-1,871	-818
Sales of property, plant and equipment	163	126	75	33	249	173	99	38
Product development	-2,173	-1,622	-1,137	-575	-1,720	-1,003	-589	-288
Other investments ¹)	-97	-96	-96	-2	-126	-5	-4	-27
Repayment of lease liabilities	-2,857	-2,074	-1,383	-693	-2,593	-1,828	-1,170	-593
Free cash flow before M&A	-1,084	-13,548	-13,008	-8,016	22,196	5,330	2,782	-1,658
Acquisitions/ divestments of subs and other operations, net	-2,140	-1,915	-1,755	-844	-51,688	-51,243	169	46
Free cash flow after M&A	-3,224	-15,463	-14,763	-8,860	-29,492	-45,913	2,951	-1,612
Net sales	263,351	191,470	126,997	62,553	271,546	185,566	117,526	55,061
Free cash flow after M&A (% of net sales)	-1.2%	-8.1%	-11.6%	-14.2%	-10.9%	-24.7%	2.5%	-2.9%

1)

Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The differences are movements in other interest-bearing assets and the cash flow hedge reserve gain, which are not to be part of the definition of Free cash flow.

48 Ericsson | Fourth quarter and full-year report 2023	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency*)

	2023				2022
Isolated quarter, year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-23%	-16%	-13%	-2%	1%	4%	—	—
Cloud Software and Services	-4%	5%	1%	5%	2%	-5%	—	—
Enterprise	7%	11%	20%	19%	15%	21%	—	—
Other	-27%	-8%	-18%	0%	10%	-1%	—	—

Total	-17%	-10%	-9%	0%	1%	3%	5%	3%

	2023				2022
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-15%	-11%	-8%	-2%	4%	5%	—	—
Cloud Software and Services	1%	4%	3%	5%	-1%	-3%	—	—
Enterprise	11%	14%	20%	19%	16%	17%	—	—
Other	-14%	-8%	-8%	0%	3%	0%	—	—

Total	-10%	-7%	-5%	0%	3%	3%	4%	3%

*)	Sales growth by segment adjusted for comparable units and currency has not been restated by segment for the first two quarters of 2022 due to the re-organization in 2022.

Sales growth by market area adjusted for comparable units and currency

	2023				2022
Isolated quarter, year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	7%	74%	71%	132%	21%	13%	6%	-17%
North East Asia	11%	-2%	-32%	-19%	-16%	-6%	-1%	-20%
North America	-43%	-51%	-42%	-26%	-7%	9%	12%	9%
Europe and Latin America	-12%	-6%	-3%	-12%	0%	0%	4%	15%
Middle East and Africa	4%	10%	-4%	-8%	-4%	3%	8%	-9%
Other	-24%	21%	38%	28%	60%	-21%	-24%	31%

Total	-17%	-10%	-9%	0%	1%	3%	5%	3%

	2023				2022
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	61%	88%	97%	132%	7%	1%	-5%	-17%
North East Asia	-9%	-19%	-26%	-19%	-11%	-9%	-10%	-20%
North America	-41%	-41%	-35%	-26%	5%	10%	10%	9%
Europe and Latin America	-9%	-7%	-8%	-12%	4%	6%	9%	15%
Middle East and Africa	1%	0%	-6%	-8%	-1%	1%	0%	-9%
Other	3%	27%	33%	28%	9%	-11%	-4%	31%

Total	-10%	-7%	-5%	0%	3%	3%	4%	3%

49 Ericsson | Fourth quarter and full-year report 2023	Alternative performance measures

Gross margin by segment by quarter

	2023				2022
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	41.4%	38.9%	38.4%	39.7%	44.4%	44.4%	45.1%	44.7%
Cloud Software and Services	36.7%	35.3%	32.7%	33.4%	33.0%	31.8%	33.5%	35.0%
Enterprise	44.3%	48.7%	46.3%	47.4%	45.7%	48.8%	52.8%	55.2%
Other	-26.0%	-23.6%	-22.2%	-2.6%	-4.3%	-25.2%	-3.3%	-5.7%

Total	39.8%	38.4%	37.4%	38.6%	41.4%	41.4%	42.1%	42.3%

	2023				2022
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	39.6%	39.0%	39.1%	39.7%	44.6%	44.7%	44.9%	44.7%
Cloud Software and Services	34.7%	33.8%	33.0%	33.4%	33.2%	33.3%	34.2%	35.0%
Enterprise	46.7%	47.5%	46.8%	47.4%	48.6%	50.8%	54.0%	55.2%
Other	-18.2%	-15.6%	-11.0%	-2.6%	-9.3%	-11.2%	-4.4%	-5.7%

Total	38.6%	38.1%	38.0%	38.6%	41.7%	41.9%	42.2%	42.3%

EBIT margin by segment by quarter

	2023				2022
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	13.6%	11.1%	6.2%	14.2%	21.2%	19.9%	19.3%	18.7%
Cloud Software and Services	9.4%	0.6%	-7.9%	-7.0%	3.3%	-5.6%	-5.2%	-6.9%
Enterprise	-24.5%	-499.1%	-26.3%	-28.6%	-30.0%	-29.2%	-34.8%	-33.2%
Other	-72.9%	-45.6%	-10.8%	-46.3%	-407.2%	-33.5%	-29.7%	-224.6%

Total	8.1%	-44.8%	-0.5%	4.9%	9.1%	10.5%	11.7%	8.6%

	2023				2022
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	11.3%	10.5%	10.2%	14.2%	19.9%	19.3%	19.0%	18.7%
Cloud Software and Services	-0.3%	-4.7%	-7.5%	-7.0%	-2.8%	-5.9%	-6.0%	-6.9%
Enterprise	-148.9%	-192.6%	-27.4%	-28.6%	-30.6%	-31.1%	-34.0%	-33.2%
Other	-45.5%	-36.4%	-31.1%	-46.3%	-180.3%	-91.7%	-120.2%	-224.6%

Total	-7.7%	-13.7%	2.2%	4.9%	10.0%	10.3%	10.3%	8.6%

50 Ericsson | Fourth quarter and full-year report 2023	Alternative performance measures

Restructuring charges by function

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-956	-548	-552	-746	-96	-55	-42	-2
Research and development expenses	-484	-197	-1,659	-91	-10	-7	-4	-33
Selling and administrative expenses	-80	-143	-922	-143	-122	-19	-3	-6

Total	-1,520	-888	-3,133	-980	-228	-81	-49	-41

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-2,802	-1,846	-1,298	-746	-195	-99	-44	-2
Research and development expenses	-2,431	-1,947	-1,750	-91	-54	-44	-37	-33
Selling and administrative expenses	-1,288	-1,208	-1,065	-143	-150	-28	-9	-6

Total	-6,521	-5,001	-4,113	-980	-399	-171	-90	-41

Restructuring charges by segment

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-1,292	-564	-2,177	-404	-65	-26	-45	-10
of which cost of sales	-816	-408	-376	-367	-69	-3	-44	-10
of which operating expenses	-476	-156	-1,801	-37	4	-23	-1	0
Cloud Software and Services	-183	-335	-906	-500	-16	-55	0	-25
of which cost of sales	-119	-143	-177	-367	1	-52	2	8
of which operating expenses	-64	-192	-729	-133	-17	-3	-2	-33
Enterprise	-27	-5	-52	-89	-60	0	-4	-1
of which cost of sales	0	-3	-1	-12	0	0	0	0
of which operating expenses	-27	-2	-51	-77	-60	0	-4	-1
Other	-18	16	2	13	-87	0	0	-5
of which cost of sales	-21	6	2	0	-28	0	0	0
of which operating expenses	3	10	0	13	-59	0	0	-5

Total	-1,520	-888	-3,133	-980	-228	-81	-49	-41

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-4,437	-3,145	-2,581	-404	-146	-81	-55	-10
of which cost of sales	-1,967	-1,151	-743	-367	-126	-57	-54	-10
of which operating expenses	-2,470	-1,994	-1,838	-37	-20	-24	-1	0
Cloud Software and Services	-1,924	-1,741	-1,406	-500	-96	-80	-25	-25
of which cost of sales	-806	-687	-544	-367	-41	-42	10	8
of which operating expenses	-1,118	-1,054	-862	-133	-55	-38	-35	-33
Enterprise	-173	-146	-141	-89	-65	-5	-5	-1
of which cost of sales	-16	-16	-13	-12	0	0	0	0
of which operating expenses	-157	-130	-128	-77	-65	-5	-5	-1
Other	13	31	15	13	-92	-5	-5	-5
of which cost of sales	-13	8	2	0	-28	0	0	0
of which operating expenses	26	23	13	13	-64	-5	-5	-5

Total	-6,521	-5,001	-4,113	-980	-399	-171	-90	-41

51 Ericsson | Fourth quarter and full-year report 2023	Alternative performance measures

Gross income and gross margin excluding restructuring charges by segment

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	19,443	16,554	16,694	17,236	26,125	21,369	20,779	18,221
Cloud Software and Services	7,293	5,637	5,121	4,843	6,663	4,568	4,690	4,226
Enterprise	2,968	3,256	2,955	2,853	2,885	2,429	900	882
Other	-143	-171	-117	-18	-8	-176	-25	-38

Total	29,561	25,276	24,653	24,914	35,665	28,190	26,344	23,291

	2023				2022
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	43.2%	39.9%	39.3%	40.6%	44.6%	44.4%	45.2%	44.8%
Cloud Software and Services	37.3%	36.2%	33.9%	36.1%	33.0%	32.1%	33.5%	35.0%
Enterprise	44.3%	48.8%	46.3%	47.6%	45.7%	48.8%	52.8%	55.2%
Other	-22.8%	-24.5%	-22.6%	-2.6%	-1.0%	-25.2%	-3.3%	-5.7%

Total	41.1%	39.2%	38.3%	39.8%	41.5%	41.4%	42.2%	42.3%

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	69,927	50,484	33,930	17,236	86,494	60,369	39,000	18,221
Cloud Software and Services	22,894	15,601	9,964	4,843	20,147	13,484	8,916	4,226
Enterprise	12,032	9,064	5,808	2,853	7,096	4,211	1,782	882
Other	-449	-306	-135	-18	-247	-239	-63	-38

Total	104,404	74,843	49,567	24,914	113,490	77,825	49,635	23,291

	2023				2022
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	40.8%	39.9%	40.0%	40.6%	44.7%	44.8%	45.0%	44.8%
Cloud Software and Services	36.0%	35.4%	35.0%	36.1%	33.3%	33.4%	34.2%	35.0%
Enterprise	46.7%	47.6%	46.9%	47.6%	48.6%	50.8%	54.0%	55.2%
Other	-17.7%	-16.0%	-11.2%	-2.6%	-8.4%	-11.2%	-4.4%	-5.7%

Total	39.6%	39.1%	39.0%	39.8%	41.8%	41.9%	42.2%	42.3%

52 Ericsson | Fourth quarter and full-year report 2023	Alternative performance measures

EBIT and EBIT margin excluding restructuring charges by segment

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	7,404	5,191	4,800	6,424	12,518	9,623	8,906	7,611
Cloud Software and Services	2,019	421	-294	-442	689	-737	-733	-812
Enterprise	-1,616	-33,297	-1,627	-1,623	-1,833	-1,456	-589	-530
Other	-439	-335	-58	-333	-3,293	-234	-227	-1,484

Total	7,368	-28,020	2,821	4,026	8,081	7,196	7,357	4,785

	2023				2022
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	16.5%	12.5%	11.3%	15.1%	21.4%	20.0%	19.4%	18.7%
Cloud Software and Services	10.3%	2.7%	-1.9%	-3.3%	3.4%	-5.2%	-5.2%	-6.7%
Enterprise	-24.1%	-499.0%	-25.5%	-27.1%	-29.0%	-29.2%	-34.6%	-33.1%
Other	-70.0%	-47.9%	-11.2%	-48.2%	-396.7%	-33.5%	-29.7%	-223.8%

Total	10.3%	-43.5%	4.4%	6.4%	9.4%	10.6%	11.8%	8.7%

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	23,819	16,415	11,224	6,424	38,658	26,140	16,517	7,611
Cloud Software and Services	1,704	-315	-736	-442	-1,593	-2,282	-1,545	-812
Enterprise	-38,163	-36,547	-3,250	-1,623	-4,408	-2,575	-1,119	-530
Other	-1,165	-726	-391	-333	-5,238	-1,945	-1,711	-1,484

Total	-13,805	-21,173	6,847	4,026	27,419	19,338	12,142	4,785

	2023				2022
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	13.9%	13.0%	13.2%	15.1%	20.0%	19.4%	19.1%	18.7%
Cloud Software and Services	2.7%	-0.7%	-2.6%	-3.3%	-2.6%	-5.7%	-5.9%	-6.7%
Enterprise	-148.2%	-191.9%	-26.3%	-27.1%	-30.2%	-31.1%	-33.9%	-33.1%
Other	-46.0%	-38.1%	-32.4%	-48.2%	-177.1%	-91.4%	-119.8%	-223.8%

Total	-5.2%	-11.1%	5.4%	6.4%	10.1%	10.4%	10.3%	8.7%

Rolling four quarters of net sales by segment *)

	2023				2022
Rolling four quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	171,442	185,070	191,680	195,223	193,468	185,939	178,383	172,276
Cloud Software and Services	63,630	64,282	62,931	61,837	60,524	58,269	57,666	56,601
Enterprise *	25,745	25,361	23,669	18,993	14,597	—	—	—
Other*	2,534	2,737	2,737	2,985	2,957	—	—	—

Total	263,351	277,450	281,017	279,038	271,546	256,898	245,121	237,597

*)	Rolling four quarters of net sales by segment for segments Enterprise and Other have not been restated for the first three quarters of 2022.

Rolling four quarters of EBIT margin excluding restructuring charges by segment (%) *)

	2023				2022
Rolling four quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	13.9%	15.6%	17.4%	19.2%	20.0%	20.5%	21.4%	22.0%
Cloud Software and Services	2.7%	0.6%	-1.2%	-2.0%	-2.6%	-2.6%	-2.2%	-2.9%
Enterprise *	-148.2%	-151.3%	-27.6%	-29.0%	-30.2%	—	—	—
Other*	-46.0%	-146.8%	-143.1%	-136.9%	-177.1%	—	—	—

Total	-5.2%	-4.7%	7.9%	9.6%	10.1%	12.3%	13.6%	13.4%

*)	Rolling four quarters of EBIT margin excluding restructuring charges by segment for segment Enterprise and segment Other have not been restated for the first three quarters of 2022.

53 Ericsson | Fourth quarter and full-year report 2023	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6,135	4,651	2,678	6,042	12,555	9,624	8,889	7,629
Cloud Software and Services	1,846	96	-1,190	-929	695	-769	-710	-783
Enterprise	-830	-600	-891	-945	-831	-1,009	-486	-414
Other	-457	-319	-55	-320	-3,370	-233	-227	-1,489

Total	6,694	3,828	542	3,848	9,049	7,613	7,466	4,943

	2023				2022
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	13.6%	11.2%	6.3%	14.2%	21.4%	20.0%	19.3%	18.7%
Cloud Software and Services	9.4%	0.6%	-7.9%	-6.9%	3.4%	-5.4%	-5.1%	-6.5%
Enterprise	-12.4%	-9.0%	-14.0%	-15.8%	-13.2%	-20.3%	-28.5%	-25.9%
Other	-72.9%	-45.6%	-10.6%	-46.3%	-406.0%	-33.3%	-29.7%	-224.6%

Total	9.3%	5.9%	0.8%	6.2%	10.5%	11.2%	12.0%	9.0%

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	19,506	13,371	8,720	6,042	38,697	26,142	16,518	7,629
Cloud Software and Services	-177	-2,023	-2,119	-929	-1,567	-2,262	-1,493	-783
Enterprise	-3,266	-2,436	-1,836	-945	-2,740	-1,909	-900	-414
Other	-1,151	-694	-375	-320	-5,319	-1,949	-1,716	-1,489

Total	14,912	8,218	4,390	3,848	29,071	20,022	12,409	4,943

	2023				2022
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	11.4%	10.6%	10.3%	14.2%	20.0%	19.4%	19.1%	18.7%
Cloud Software and Services	-0.3%	-4.6%	-7.4%	-6.9%	-2.6%	-5.6%	-5.7%	-6.5%
Enterprise	-12.7%	-12.8%	-14.8%	-15.8%	-18.8%	-23.0%	-27.3%	-25.9%
Other	-45.4%	-36.4%	-31.0%	-46.3%	-179.9%	-91.6%	-120.2%	-224.6%

Total	5.7%	4.3%	3.5%	6.2%	10.7%	10.8%	10.6%	9.0%

54 Ericsson | Fourth quarter and full-year report 2023	Alternative performance measures

EBITA and EBITA margin excluding restructuring charges by segment

	2023				2022
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	7,427	5,215	4,855	6,446	12,620	9,650	8,934	7,639
Cloud Software and Services	2,029	431	-284	-429	711	-714	-710	-758
Enterprise	-803	-595	-839	-856	-771	-1,009	-482	-413
Other	-439	-335	-57	-333	-3,283	-233	-227	-1,484

Total	8,214	4,716	3,675	4,828	9,277	7,694	7,515	4,984

	2023				2022
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	16.5%	12.6%	11.4%	15.2%	21.5%	20.0%	19.4%	18.8%
Cloud Software and Services	10.4%	2.8%	-1.9%	-3.2%	3.5%	-5.0%	-5.1%	-6.3%
Enterprise	-12.0%	-8.9%	-13.2%	-14.3%	-12.2%	-20.3%	-28.3%	-25.8%
Other	-70.0%	-47.9%	-11.0%	-48.2%	-395.5%	-33.3%	-29.7%	-223.8%

Total	11.4%	7.3%	5.7%	7.7%	10.8%	11.3%	12.0%	9.1%

	2023				2022
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	23,943	16,516	11,301	6,446	38,843	26,223	16,573	7,639
Cloud Software and Services	1,747	-282	-713	-429	-1,471	-2,182	-1,468	-758
Enterprise	-3,093	-2,290	-1,695	-856	-2,675	-1,904	-895	-413
Other	-1,164	-725	-390	-333	-5,227	-1,944	-1,711	-1,484

Total	21,433	13,219	8,503	4,828	29,470	20,193	12,499	4,984

	2023				2022
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	14.0%	13.1%	13.3%	15.2%	20.1%	19.4%	19.1%	18.8%
Cloud Software and Services	2.7%	-0.6%	-2.5%	-3.2%	-2.4%	-5.4%	-5.6%	-6.3%
Enterprise	-12.0%	-12.0%	-13.7%	-14.3%	-18.3%	-23.0%	-27.1%	-25.8%
Other	-45.9%	-38.0%	-32.3%	-48.2%	-176.8%	-91.4%	-119.8%	-223.8%

Total	8.1%	6.9%	6.7%	7.7%	10.9%	10.9%	10.6%	9.1%

Other ratios

	Q4		Jan-Dec
	2023	2022	2023	2022
Days sales outstanding	—	—	63	61
Inventory turnover days	85	89	92	93
Payable days	62	72	75	85

55 Ericsson | Fourth quarter and full-year report 2023	Alternative performance measures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: January 23, 2024